MOVADO GROUP INC.

2006 Annual Report

At Movado Group, we are committed to building the strongest brands in the industry — and we are passionate about what we do.

Our people are fueled by a creative spirit and a drive for excellence that are reflected in every aspect of our business.

We offer the watch industry a compelling strategic vision and a track record of sustained growth. Share in our success.

MOVADO • EBEL • CONCORD • ESQ SWISS

COACH WATCHES • HUGO BOSS WATCHES • JUICY COUTURE TIMEPIECES • LACOSTE WATCHES • TOMMY HILFIGER WATCHES

Dollars in millions (except per share data)	2006	2005	2004
Results of Operations:			
Consolidated sales	**$470.9**	$419.0	$330.2
Retail sales - Movado Boutiques and outlets	**$ 85.6**	$ 73.9	$ 60.9
Number of Movado Boutiques open at year end	**27**	24	17
Gross profit %	**60.8%**	59.7%	60.7%
Operating income*	**$ 47.5**	$ 37.1	$ 34.8
Net income*	**$ 32.7**	$ 25.6	$ 22.9
Net income per share - diluted*	**$ 1.25**	$ 1.00	$ 0.92

** These represent adjusted figures. Refer to table on page 21 for a reconciliation of GAAP to non-GAAP measures.*

Cash Flow and Financial Position:			
Operating cash flows	**$ 28.4**	$ 30.2	$ 51.6
Cash and cash equivalents	**$123.6**	$ 63.8	$ 82.1
Working capital	**$369.2**	$303.2	$252.9
Shareholders' equity	**$321.7**	$316.6	$274.7
Tangible net worth	**$289.4**	$258.9	$235.9
Total debt	**$110.0**	$ 45.0	$ 35.0


Net Sales
Dollars in Millions
470.9
419.0
330.2
300.1
2003
2004
2005
2006


Operating Income
Dollars in Millions
47.5
37.1
34.8
31.8
2003
2004
2005
2006


Operating Cash Flows
Dollars in Millions
51.6
33.3
30.2
28.4
2003
2004
2005
2006

Dear Fellow Shareholders:

A clear vision. A consistent message. A reverence for history. An appreciation of heritage. These attributes, embodied in bold product design, compelling advertising campaigns and integrated marketing programs, are the hallmarks of great brand builders. These are the core competencies of Movado Group.

Since the 1960's, we have built a powerful portfolio of brands that spans the high end of the luxury watch category with Ebel and Concord, the accessible luxury watch segment with Movado and ESQ, and the fashion watch arena with Coach, HUGO BOSS, Juicy Couture, Tommy Hilfiger and LACOSTE. Always aspirational, Movado Group's brands fulfill the individual needs and desires of our customers, accessorizing the lifestyles they choose to lead.

We have also built a solid track record of financial success. Fiscal 2006 marked a continuation of the growth trend we established over the past number of years. In fact, over the past three years, our company has delivered a 16.2% compounded annual growth rate in sales and a 17.7% compounded annual growth rate in net income*. During that same timeframe, we have split our stock two-for-one, increased our dividend four times, and generated well over $100 million in cash flow from operations. We also strengthened our balance sheet and repatriated nearly $150 million in foreign earnings, while optimizing our global capital structure.

Throughout the past few years, we have invested in our businesses, while maintaining excellent financial returns to our shareholders. We have done this by fostering a culture that promotes excellence and thrives on challenge. Our global team recognizes that it is not enough to invest for the future, without delivering on results today. This balanced approach of rational investment, coupled with continuous delivery of strong financial results, has enabled our company to significantly build upon the equity of our brands and position them for profitable long-term growth:

We have transformed Movado from a celebrated 125 year old watch brand into a unique lifestyle brand through the introduction of 27 Movado boutiques nationwide. We remain intent on executing our dual market strategy for Movado, which calls for building upon the brand's very strong position in North America, as well as investing for the long term in the emerging China marketplace.

We have acquired a global luxury brand in Ebel, at an exceptional value. Under Movado Group's ownership for just less than two years, Ebel became profitable in fiscal 2006 for the first time in many years. We look forward to the significant worldwide growth potential that lies ahead for this outstanding brand.

We have identified an opportunity to strengthen Concord in the marketplace through a bottoms-up, brand-building approach. While maintaining the brand's profitability, we plan to reengineer Concord over the next few years, and ultimately make this business into a solid contributor to our company for the long term.

** Based on adjusted results*

We have successfully repositioned ESQ to take advantage of a void in the entry level Swiss watch category for affordable luxury. With leadership product, integrated marketing support and a strong advertising campaign, we are executing an accelerated growth plan as we build ESQ into the leading brand in this category throughout North America.

We have also proven ourselves to be a long-term, value-added partner to some of the most powerful brands in the world. Our success in extending major global brands such as Coach and Tommy Hilfiger into the watch category has made Movado Group a partner-of-choice for other world-class brands including HUGO BOSS, Juicy Couture and LACOSTE.

Our accomplishments have been great, and our opportunities for the future are even greater. Now, with considerable investments being made behind our Movado Boutiques, the worldwide growth of Ebel and the development of our licensed brands, we will continue to strategically position Movado Group to be an even stronger company in the future. Over the next few years, we will begin to reap the benefits of our actions, as we grow our operating profit as a percent of sales through a combination of gross margin improvement and the leveraging of our existing infrastructure. We will also realize the multitude of growth to come from both our established brands and our younger businesses.

At Movado Group, we are committed to building brands for the long term. We understand that a brand or business cannot sustain itself without being financially sound. This balanced approach to the present and future, together with our strong financial resources, will enable our company to pursue growth across our dynamic portfolio of brands.

We are proud to thank the more than 1,500 talented and dedicated Movado Group associates around the world. We are also very appreciative of the continued support we receive from our consumers, retail partners, suppliers and shareholders.

We look forward to another year of great success.

Gedalio Grinberg
Chairman

Efraim Grinberg
President and Chief Executive Officer

Vision. Consistency. History and heritage.

These are the marks of great brand builders –

and the core competencies of Movado Group.


SWISS MADE
M|125
LIMITED EDITION
DESIGN INNOVATION
MOVADO
the art of time
Hallmark of some of the most famous timepieces ever created, Movado is proud to be celebrating 125 years of artistry and innovation in watch design.


MOVADO
the art of design

Through our Movado Boutiques, we have expanded Movado into a lifestyle brand with exclusive design collections that include jewelry, personal accessories and gifts for the home.


MOVADO



We create distinctive images for all of our brands, and we back them with the most powerful and effective advertising and marketing programs in the business.


EBEL

Globally recognized supermodel Gisele is featured with the new Brasilia watch in Ebel's "Architects of Time" advertising campaign.

CONCORD


CONCORD
MARINER
19
SWISS MADE

From timepieces of
Swiss-crafted sophistication
to fresh fashion styles,
our watches offer unsurpassed quality
at every level
of the industry.


CONCORD
MARINER
13
SWISS MADE

For those driven by individual expressions of luxury, Concord watch designs epitomize refined elegance and sophisticated style.


Q&U
SWISS
esqswiss.com


ESQ
SWISS

Attracting consumers via an engaging lifestyle ad campaign, ESQ SWISS marketing conveys self-assured style and a comfortable new elegance.

We apply our meticulous standards and expertise to creating watches that reflect the individual character and style of each of our licensed brands.

A product of Movado Group's watch expertise, Coach watches offer a fashionable, functional complement to the latest Coach handbags and accessory collections.


COACH


TOMMY HILFIGER
WATCHES

A stylish accessory to the designer's
latest fashion collections,
Tommy Hilfiger watches are marketed
throughout the world.

Spirited Tommy Hilfiger watches offer the precision and reliability of quality timepieces along with the classic American style for which the designer's sportswear collections are known.


BOSS
HUGO BOSS
BOSS

The sophisticated simplicity for which the HUGO BOSS brand is known also characterizes the timepieces and international advertising campaign of BOSS watches.


JUICY COUTURE®
BORN IN THE GLAMOROUS USA™

Incorporating signature details like brand logos, glamorous jewels and playful charms, Juicy Couture timepieces, launching in fall 2006, will reveal the brand's unique, unmistakable flair for style in each innovative design.

A world-class brand known for casual elegance,
comfort, quality and innovation,
LACOSTE chose Movado Group
to create its newest licensed collection –
sport elegant timepieces.

Launching in spring 2007, Movado Group's new LACOSTE watch collection will be available at premiere department and specialty stores, fine jewelers, and LACOSTE retail stores worldwide.

LACOSTE

Reconciliation of GAAP to non-GAAP Measures
(Unaudited)

Dollars in thousands (except per share data)	**2006**	2005
Operating Profit (GAAP)	**$48,037**	$35,076
Previously Recorded Liability Adjustment[1]	**(507)**	—
Impairment Charge[2]	—	2,025
Adjusted Operating Profit (Non-GAAP)	**$47,530**	$37,101
Net Income (GAAP)	**$26,617**	$26,307
Previously Recorded Liability Adjustment[1]	**(396)**	—
Impairment Charge[2]	—	1,251
Repatriation Taxes[3]	**7,506**	—
Gain on Sale of Building[4]	**(2,057)**	—
Effect of Tax Ruling[5]	—	(1,126)
Currency Loss[6]	**1,002**	—
Litigation Settlement[7]	—	(842)
Adjusted Net Income (Non-GAAP)	**$32,672**	$25,590
Number of diluted shares outstanding	**26,180**	25,583
Adjusted Net Income per share (Non-GAAP)	**$ 1.25**	$ 1.00
Net Income per share (GAAP)	**$ 1.02**	$ 1.03

[1] *One-time benefit recorded for reversal of a previously recorded liability.*

[2] *Non-cash impairment charge related to the Movado Boutique in Soho, New York City.*

[3] *Tax expense associated with the repatriated foreign earnings under the American Jobs Creation Act of 2004.*

[4] *Gain of sale on building acquired with Ebel.*

[5] *Retroactive favorable tax ruling.*

[6] *Loss on discontinued foreign currency hedge derivatives.*

[7] *One-time gain associated with a legal settlement reached with Swiss Army Brands.*

Management's Discussion and Analysis of Financial Condition and Results of Operation

FORWARD-LOOKING STATEMENTS

Statements in this annual report on Form 10-K, including, without limitation, statements under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operation" and elsewhere in this report, as well as statements in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and oral statements made by or with the approval of an authorized executive officer of the Company, which are not historical in nature, are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates, forecasts and projections about the Company, its future performance, the industry in which the Company operates and management's assumptions. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", "may", "will", "should" and variations of such words and similar expressions are also intended to identify such forward-looking statements. The Company cautions readers that forward-looking statements include, without limitation, those relating to the Company's future business prospects, projected operating or financial results, revenues, working capital, liquidity, capital needs, plans for future operations, expectations regarding capital expenditures and operating expenses, effective tax rates, margins, interest costs, and income as well as assumptions relating to the foregoing. Forward-looking statements are subject to certain risks and uncertainties, some of which cannot be predicted or quantified. Actual results and future events could differ materially from those indicated in the forward-looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Company's reports filed with the SEC including, without limitation, the following: general economic and business conditions which may impact disposable income of consumers in the United States and the other significant markets where the Company's products are sold, general uncertainty related to possible terrorist attacks and the impact on consumer spending, changes in consumer preferences and popularity of particular designs, new product development and introduction, competitive products and pricing, seasonality, availability of alternative sources of supply in the case of the loss of any significant supplier, the loss of significant customers, the Company's dependence on key employees and officers, the ability to successfully integrate the operations of acquired businesses without disruption to other business activities, the continuation of licensing arrangements with third parties, the ability to secure and protect trademarks, patents and other intellectual property rights, the ability to lease new stores on suitable terms in desired markets and to complete construction on a timely basis, the continued availability to the Company of financing and credit on favorable terms, business disruptions, disease, general risks associated with doing business outside the United States including, without limitation, import duties, tariffs, quotas, political and economic stability, and success of hedging strategies with respect to currency exchange rate fluctuations.

These risks and uncertainties, along with the risk factors discussed under Item 1A "Risk Factors" on Form 10-K, should be considered in evaluating any forward-looking statements contained in this report or incorporated by reference herein. All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on its behalf are qualified by the cautionary statements in this section. The Company undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

GENERAL

Wholesale Sales

The primary factors that influence annual sales are general economic conditions in the Company's domestic and international markets, new product introductions, the level and effectiveness of advertising and marketing expenditures and product pricing decisions.

Approximately 21% of the Company's total sales are from international markets and therefore reported sales made in those markets are affected by foreign exchange rates. The Company's international sales are billed in local currencies (predominantly Euros and Swiss francs) and translated to U.S. dollars at average exchange rates for financial reporting purposes. With the acquisition of Ebel in March of 2004 and the introduction of HUGO BOSS watches, the Company expects that a higher percentage of its total sales will be derived from international markets in the future.

The Company's business is seasonal. There are two major selling seasons in the Company's markets: the spring season, which includes school graduations and several holidays and, most importantly, the Christmas and holiday season. Major selling seasons in certain international markets center on significant local holidays that occur in late winter or early spring. The Company's net sales historically have been higher during the second half of the fiscal year. The second half of the fiscal year ended January 31, 2006 accounted for 56.9% of the Company's net sales.

Retail Sales

The Company's retail operations consist of 27 Movado Boutiques and 28 outlet stores located throughout the United States. The Company does not have any retail operations outside of the United States.

The significant factors that influence annual sales volumes in the Company's retail operations are similar to those that influence domestic wholesale sales. In addition, many of the Company's outlet stores are located near vacation destinations and, therefore, the seasonality of these stores is driven by the peak tourist seasons associated with these locations.

Gross Margins

The Company's overall gross margins are primarily affected by four major factors: brand and product sales mix, product pricing strategy, manufacturing costs and the U.S. dollar/Swiss franc exchange rate. Gross margins for the Company may not be comparable to those of other companies, since some companies include all the costs related to its distribution network in cost of sales whereas the Company does not include the costs associated with its U.S. warehousing and distribution facility nor the occupancy costs for the retail segment in the cost of sales line item.

Gross margins vary among the brands included in the Company's portfolio and also among watch models within each brand. Watches in the luxury and premium price point categories generally earn lower gross margin percentages than moderate price models. Gross margins in the Company's outlet business are lower than those of the wholesale business since the outlets primarily sell seconds and discontinued models that generally command lower selling prices. Gross margins in the Movado Boutiques are affected by the mix of product sold. The margins from the sale of watches are greater than those from the sale of jewelry and accessories. Gross margins from the sale of watches in the Movado Boutiques also exceed those of the wholesale business since the Company earns margins from manufacture to point of sale to the consumer.

All of the Company's brands compete with a number of other brands on the basis of not only styling but also wholesale and retail price. The Company's ability to improve margins through price increases is therefore, to some extent, constrained by competitors' actions.

Costs of sales of the Company's products consist primarily of component costs, internal assembly costs and unit overhead costs associated with the Company's supply chain operations in Switzerland and Asia. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and assembly in Switzerland. Through productivity improvement efforts, the Company has controlled the level of overhead costs and maintained flexibility in its cost structure by outsourcing a significant portion of its component and assembly requirements and expects to extend this strategy over the near term.

Since a substantial amount of the Company's product costs are incurred in Swiss francs, fluctuations in the U.S. dollar/Swiss franc exchange rate can impact the Company's cost of goods sold and, therefore, its gross margins. The Company hedges its Swiss franc purchases using a combination of forward contracts, purchased currency options and spot purchases. The Company's hedging program had the effect of minimizing the exchange rate impact on product costs and gross margins.

Selling, General and Administrative ("SG&A") Expenses

The Company's SG&A expenses consist primarily of marketing, selling, distribution and general and administrative expenses. Annual marketing expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force travel and related expenses, expenses associated with Baselworld, the annual watch and jewelry trade show and other industry trade shows and operating costs incurred in connection with the Company's retail business. Sales commissions vary with overall sales levels. Retail selling expenses consist primarily of payroll related and store occupancy costs.

Distribution expenses consist primarily of salaries of distribution staff, rental and other occupancy costs, security, depreciation and amortization of furniture and leasehold improvements and shipping supplies.

General and administrative expenses consist primarily of salaries and other employee compensation, employee benefit plan costs, office rent, management information systems costs, professional fees, bad debts, depreciation and amortization of furniture and leasehold improvements, patent and trademark expenses and various other general corporate expenses.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and those significant policies are more fully described in Note 1 to the Company's Consolidated Financial Statements. The preparation of these financial statements and the application of certain critical accounting policies require management to make judgments based on estimates and assumptions that affect the information reported. On an on-going basis, management evaluates its estimates and judgments, including those related to sales discounts and markdowns, product returns, bad debt, inventories, income taxes, warranty obligations, and contingencies and litigation. Management bases its estimates and judgments about the carrying values of assets and liabilities that are not readily apparent from other sources on historical experience, contractual commitments and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following are the critical accounting policies requiring significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

In the wholesale segment, the Company recognizes its revenues upon transfer of title and risk of loss in accordance with its FOB shipping point terms of sale and after the sales price is fixed and determinable and collectibility is reasonably assured. In the retail segment, transfer of title and risk of loss occurs at the time of register receipt. The Company records estimates for sales returns, volume-based programs and sales and cash discount allowances as a reduction of revenue in the same period that the sales are recorded. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Allowance for Doubtful Accounts

Accounts receivable are reduced by an allowance for amounts that may be uncollectible in the future. Estimates are used in determining the allowance for doubtful accounts and are based on an analysis of the aging of accounts receivable, assessments of collectibility based on historic trends, the financial condition of the Company's customers and an evaluation of economic conditions. While the actual bad debt losses have historically been within the Company's expectations and the allowances established, there can be no guarantee that the Company will continue to experience the same bad debt loss rates. As of January 31, 2006, the Company knew of no situations with any of the Company's major customers which would indicate the customer's inability to make their required payments.

Inventories

The Company values its inventory at the lower of cost or market. The Company's domestic inventory is valued using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by overseas subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell through at retail to evaluate the adequacy of inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold through the Company's outlet stores. When management determines that finished product is unsaleable in the Company's outlet stores or that it is impractical to build the remaining components into watches for sale in the outlets, a reserve is established for the cost of those products and components. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels or competitive conditions which may differ from the Company's expectations.

Long-Lived Assets

The Company periodically reviews the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

The Company performs an impairment review, at a minimum, on an annual basis. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the fair value of the long-lived assets.

During fiscal 2006, the Company performed the review which resulted in no impairment charge. During the fourth quarter of fiscal 2005, the Company determined that the carrying value of its long-lived assets in the Movado Boutique located in the Soho section of New York City, might not be recoverable. The impairment review was performed pursuant to SFAS No. 144 because of an economic downturn affecting the Soho Boutique operations and revenue forecasts. As a result, the Company recorded a non-cash pretax impairment charge of $2.0 million consisting of property, plant and equipment of $0.8 million and other assets of $1.2 million. The entire impairment charge is included in the selling, general and administrative expenses in the fiscal 2005 Consolidated Statements of Income. The Company will continue to operate this boutique. There were no impairment losses related to long-lived assets in fiscal 2004.

Warranties

All watches sold by the Company come with limited warranties covering the movement against defects in material and workmanship for periods ranging from two to three years from the date of purchase, with the exception of

Tommy Hilfiger watches, for which the warranty period is ten years. In addition, the warranty period is five years for the gold plating for Movado watch cases and bracelets. The Company records an estimate for future warranty costs based on historical repair costs. Warranty costs have historically been within the Company's expectations and the provisions established. If such costs were to substantially exceed estimates, this could have an adverse effect on the Company's operating results.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more-likely-than-not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

RESULTS OF OPERATIONS

The following is a discussion of the results of operations for fiscal 2006 compared to fiscal 2005 and fiscal 2005 compared to fiscal 2004 along with a discussion of the changes in financial condition during fiscal 2006.

The following are net sales by business segment *(in thousands)*:

	Fiscal Year Ended January 31,		
	2006	2005	2004
Wholesale:			
Domestic	**$286,825**	$256,331	$224,866
International	**98,558**	88,697	44,475
Retail	**85,558**	73,938	60,873
Net Sales	**$470,941**	$418,966	$330,214

The following table presents the Company's results of operations expressed as a percentage of net sales for the fiscal years indicated:

	Fiscal Year Ended January 31,		
	2006	2005	2004
	% of net sales	% of net sales	% of net sales
Net sales	**100.0%**	100.0%	100.0%
Gross margin	**60.8%**	59.7%	60.6%
Selling, general and administrative expenses	**50.6%**	51.3%	50.1%
Operating profit	**10.2%**	8.4%	10.5%
Other income	**0.2%**	0.3%	—
Interest expense, net	**0.9%**	0.8%	0.9%
Income taxes	**3.9%**	1.6%	2.7%
Net income	**5.6%**	6.3%	6.9%

Fiscal 2006 Compared to Fiscal 2005

Net Sales

Net sales in fiscal 2006 were $470.9 million, or 12.4% above fiscal 2005 sales of $419.0 million. For the year, sales increases were recorded in all business segments and all brands, except the Concord brand.

Domestic Wholesale Net Sales

The domestic wholesale business increased by 11.9%, or $30.5 million, to $286.8 million. A sales increase of $12.1 million was recorded in the Movado brand. This sales growth was achieved through the introduction of new styling and variations within existing watch families, including the addition of diamonds to offer fresh elements appealing to the Movado customer coupled with strong iconic marketing and advertising support. The ESQ brand recorded a sales increase of $8.1 million due to the successful repositioning of the brand in the entry level Swiss watch category by the introduction of new product with integrated marketing support and a new advertising campaign which led to strong retailer demand. The Ebel brand recorded a sales increase of $6.0 million. This strong performance reflects the cumulative impact of the Company's efforts over the past two years to re-establish the brand with product and marketing support to bring the brand image back to its roots and values. Concord sales were below prior year by $1.8 million, primarily due to reduced retailer demand and sell through to the ultimate consumer.

International Wholesale Net Sales

The international wholesale business increased by 11.1%, or $9.9 million, to $98.6 million. Ebel and Tommy Hilfiger recorded increases of $9.1 million and $4.8 million, respectively. The increases in Ebel were achieved in virtually all international markets. This was primarily the result of stronger retailer demand for the new product introductions and the Company's marketing and advertising support. Tommy Hilfiger sales increased primarily in Europe due to market expansions and increased consumer recognition and demand. Concord sales were below prior year by $3.9 million due to sales decreases recorded in Asia and the Middle East.

Retail Net Sales

Sales in the Company's retail segment increased by $11.6 million, or 15.7%, to $85.6 million. Comparable store sales increases of 8.5% were achieved in the Movado Boutiques. In addition, non-comparable store sales grew by $6.0 million over the prior year. Comparable store sales in the Company outlet stores increased by 7.3%. At January 31, 2006, the Company operated 27 Movado Boutiques and 28 outlet stores as compared to 24 Movado Boutiques and 27 outlet stores at January 31, 2005.

The Company considers comparative store sales to be sales of stores that were open as of February 1st of the prior fiscal year through January 31st of the current fiscal year. The sales from stores that have been relocated, renovated or refurbished are included in the calculation of comparable store sales. The method of calculating comparative store sales varies across the retail industry. As a result, the calculation of comparative store sales may not be comparable to similar measures reported by other companies.

Gross Margin

Gross margin for the year was $286.3 million, an increase of $36.2 million over prior year gross margin of $250.1 million. The increase of $36.2 million was primarily due to increased sales of $52.0 million as well as an overall increase in the gross margin as a percent of sales from 59.7% to 60.8%. The higher gross margin percentage was attributed to margin improvements in most of the Company's brands, particularly Ebel. This improvement was due to Ebel being fully-integrated into the Company's existing supply chain. In addition, the Movado Boutiques margin rate improved due to both the product mix and generally higher margins in jewelry.

Selling, General and Administrative Expenses

SG&A expenses of $238.3 million increased by $23.2 million, or 10.8%, from $215.1 million in fiscal 2005. The primary reasons for the increase was $7.1 million of increased spending in support of the retail expansion, increased marketing spending of $7.3 million to support the new and existing brands and a $4.9 million increase in payroll and related infrastructure costs in support of brand growth and expansion. Fiscal 2005 amounts include a non-cash impairment charge of $2.0 million related to the Soho Boutique.

Wholesale Operating Profit

Operating profit in the wholesale segment increased by $9.2 million to $42.3 million. The increase is the net result of higher gross margin of $27.3 million, partially offset by an increase in SG&A expenses of $18.1 million. The higher gross margin of $27.3 million was primarily the result of an increase in net sales of $40.4 million. The increase in the SG&A expenses of $18.1 million is primarily due to increased marketing spending of $7.3 million to support the brand growth initiatives and a $4.9 million increase in payroll and related infrastructure costs in support of the brand growth and expansion.

Retail Operating Profit

Operating profit in the retail segment increased by $3.7 million to $5.7 million at January 31, 2006. The increase in the operating profit was the net result of higher gross profit of $8.8 million partially offset by higher SG&A expenses of $5.1 million. The increased gross profit was primarily attributed to the increase in net sales of $11.6 million as well as higher gross margins in the Movado Boutiques due to both product mix and generally higher margins in jewelry. The higher SG&A expenses were primarily due to the costs associated with the retail expansion. This amount included higher payroll related expense of $3.2 million, increased occupancy costs of $1.6 million and increased depreciation expense of $0.8 million. Fiscal 2005 amounts include a non-cash impairment charge of $2.0 million for the Soho Boutique.

Other Income

The Company recorded other income for the year ended January 31, 2006 of $1.0 million. The Company recorded a pre-tax gain of $2.6 million on the sale of a building acquired on March 1, 2004 in connection with the acquisition of Ebel. The building was classified as an asset held for sale in other current assets. Additionally, the Company recorded a pre-tax loss of $1.6 million representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

The Company recognized other income for the year ended January 31, 2005 from a litigation settlement in the amount of $1.4 million.

Interest Expense

Interest expense for fiscal 2006 was $4.1 million, reflecting a 19.8% increase over fiscal 2005 interest of $3.4 million. The increase was primarily the result of higher average borrowings, which were $78.7 million or 35.7% above the prior year. The increased borrowings were incurred in Switzerland in order to repatriate foreign earnings under the American Jobs Creation Act of 2004 as well as to fund the Company's working capital needs. Additionally, higher borrowing rates for the year contributed to the increase in expense.

For borrowings data for the years ended January 31, 2006 and 2005, see Notes 5 and 6 to the Consolidated Financial Statements regarding Bank Credit Arrangements and Lines of Credit and Long-Term Debt. For further information on the American Jobs Creation Act of 2004, see Note 9 to the Consolidated Financial Statements.

Income Taxes

The Company's income tax provision amounted to $18.3 million and $6.8 million in fiscal 2006 and 2005 respectively. This represents an effective tax rate of 40.8% in fiscal 2006 compared to 20.5% for fiscal 2005. The higher effective tax rate for 2006 is primarily due to the fourth quarter 2006 tax charge of $7.5 million associated with repatriated foreign earnings under the American Jobs Creation Act of 2004. For additional information related to income taxes for the years ended January 31, 2006 and 2005, see Note 9 to the Consolidated Financial Statements. In the prior year, the lower effective tax rate was the result of a retroactive favorable Swiss tax ruling and a favorable U.S. tax accrual adjustment.

Fiscal 2005 Compared to Fiscal 2004

Net Sales
Net sales in fiscal 2005 were $419.0 million, or 26.9% above fiscal 2004 sales of $330.2 million. For the year, sales increases were recorded in all brands and business segments.

Domestic Wholesale Net Sales
The domestic wholesale business increased by 14.0%, or $31.5 million, to $256.3 million, including Ebel sales of $15.7 million. A sales increase of $7.2 million was recorded in the Movado brand. The increase is attributed to new product introductions at more affordable price points as well as increased sell through at certain retailers in key customer chain stores. The Coach brand increased by $2.3 million as a result of the introduction of fashion products in tandem with new product offerings by Coach, Inc. The Tommy Hilfiger watch business increased by $4.4 million. This reflects the expansion into new doors in the North American marketplace as well as the continued strength of the Tommy Hilfiger watch business.

International Wholesale Net Sales
The international wholesale business was $88.7 million and was above prior year by $44.2 million or 99.4%, including Ebel sales of $28.5 million. An increase of $6.3 million was recorded in Tommy Hilfiger as a result of international market expansion. Coach, Concord and Movado increased by $2.0 million, $5.0 million and $2.3 million, respectively, due to growth primarily recorded in Asia.

Retail Net Sales
Sales in the Company's retail segment increased by $13.1 million, or 21.5%, to $73.9 million. Comparable store sales increases of 11.2% were achieved in the Movado Boutiques. In addition, non-comparable sales grew by $10.4 million over the prior year. Comparable store sales in the Company outlet stores were flat year over year. At January 31, 2005, the Company operated 24 Movado Boutiques and 27 outlet stores as compared to 17 Movado Boutiques and 26 outlet stores at January 31, 2004.

Gross Margin
Gross margin for the year was $250.1 million, an increase of $49.8 million over prior year gross margin of $200.3 million. The increase of $49.8 million was due to increased sales of $88.8 million. As a percent of sales, gross margin was 59.7% versus 60.7% in the prior year. The lower gross margin percentage was primarily attributed to a sales mix change due to the addition of Ebel and the increased sales of Tommy Hilfiger, where the gross margins are lower than the Company's historical average.

Selling, General and Administrative Expenses
SG&A expenses of $215.1 million increased by $49.5 million, or 29.9%, from $165.5 million in fiscal 2004. The primary reasons for the increases were the addition of Ebel, which recorded $28.3 million of incremental expenses, $6.6 million of increased spending in support of the Movado Boutique expansion, higher payroll and related

costs of $6.4 million, additional marketing programs of $1.3 million and other corporate initiatives of $2.2 million, which included higher legal costs, costs incurred in connection with Sarbanes-Oxley implementation and costs associated with the acquisition of Ebel which could not be capitalized. In addition, in accordance with SFAS No. 144, the Company recorded a non-cash impairment charge of $2.0 million which is included in SG&A.

Wholesale Operating Profit

Operating profit in the wholesale segment increased by $1.9 million to $33.0 million. The effect of the addition of Ebel was an operating loss for the year of $3.8 million. Excluding the loss of Ebel, operating profit in the wholesale segment was $36.8 million or an increase over prior year of $5.7 million. The increase excluding the effect of Ebel is the net result of higher gross margin of $16.8 million, partially offset by the increase in SG&A expenses of $11.1 million.

The higher gross margin of $16.8 million was the result of an increase in net sales of $30.3 million. The increase in the SG&A expenses of $11.1 million is primarily due to $1.7 million in the wholesale segment as a result of the translation impact of the weak U.S. dollar, an increase of $1.3 million in marketing spending, which includes support for the Movado expansion in China and support for the international market expansion of Tommy Hilfiger, higher payroll and related costs of $6.4 million and $2.2 million in other corporate initiatives including higher legal costs, costs incurred in connection with Sarbanes-Oxley implementation and costs associated with the acquisition of Ebel which could not be capitalized.

Retail Operating Profit

Operating profit in the retail segment decreased by $1.6 million. The decrease is the net result of higher gross margin of $8.5 million partially offset by increased SG&A expenses of $10.1 million.

The retail segment higher gross margin was due to a net sales increase of $13.1 million. This was primarily due to comparable store sales increases in the Movado Boutiques of 11.2% and the opening of seven new Movado Boutiques and one new outlet store. The comparable store sales in the outlet stores were flat year over year.

The increase in SG&A expenses of $10.1 million was primarily attributed to the costs associated with the opening of the seven new Movado Boutiques and one new outlet store of $6.6 million and the effect of the impairment charge related to the Soho Boutique of $2.0 million.

Other Income

The Company recognized income for the year ended January 31, 2005 from a litigation settlement in the net amount of $1.4 million. This consisted of a gross settlement of $1.9 million partially offset by direct costs related to the litigation of $0.5 million. After accounting for fees and taxes associated with the settlement, net income increased by $0.8 million, or $0.03 per diluted share.

Interest Expense

Interest expense for fiscal 2005 was $3.4 million, reflecting a 12.7% increase over fiscal 2004 interest of $3.0 million. The increase was primarily the result of higher average borrowings, which were $58.0 million or 14.9% above the prior year. The increased borrowings were initiated to take advantage of low long-term rates and to improve the Company's capital structure.

Income Taxes

The Company's income tax provision amounted to $6.8 million and $8.9 million in fiscal 2005 and 2004 respectively. This represents an effective tax rate of 20.5% in fiscal 2005 compared to 28.0% for fiscal 2004. The lower effective tax rate for fiscal 2005 is primarily due to adjustments in the fourth quarter relating to refunds from a retroactive Swiss tax ruling, a favorable U.S. tax accrual adjustment and the recording of the tax benefit from an asset impairment in the U.S.

LIQUIDITY AND CAPITAL RESOURCES

At January 31, 2006, the Company had $123.6 million of cash and cash equivalents as compared to $63.8 million in the comparable prior year period. The $59.8 million increase is primarily due to the borrowing of 83.0 million Swiss francs, with a dollar equivalent of $65.0 million, to repatriate foreign earnings under the American Jobs Creation Act of 2004 and partially offset by cash used for capital expenditures of $16.4 million, primarily to support the build out of five new retail stores, renovation and expansion of existing stores, the expansion of office space in the corporate headquarters in Paramus, New Jersey and further automation of the distribution center in Moonachie, New Jersey. In addition, cash provided by operating activities was $28.4 million.

Cash generated by operating activities continues to be the Company's primary source to fund its growth initiatives and to pay dividends. In fiscal 2006, 2005 and 2004, the Company generated cash from operations of $28.4 million, $30.2 million and $51.6 million, respectively.

Accounts receivable at January 31, 2006 were $109.9 million as compared to $104.7 million in the comparable prior year period. The increase of $5.2 million or 4.9% was below the sales growth of 12.4%. This improvement reflects the results of higher cash collections during the year as well as higher sales in the retail segment and for the Company's licensed brands where shorter payment terms are the norm. The accounts receivable days outstanding were 70 days and 74 days for the fiscal years ended January 31, 2006 and 2005, respectively.

Inventories at January 31, 2006 were $198.6 million as compared to $185.6 million in the comparable prior year period. Inventory increased by $13.0 million primarily due to the increase in Concord inventory of $3.1 million as a result of the decline in sales and increased Ebel inventory of $8.0 million due to new product launches. Additionally, inventory held for retail increased by $3.4 million primarily due to the retail expansion and an expanded jewelry product offering in the Boutiques. These increases include a favorable impact of $5.3 million due to the stronger U.S. dollar in translating the inventory.

Cash used in investing activities amounted to $13.2 million, $59.5 million and $11.5 million in fiscal 2006, 2005 and 2004, respectively. Cash used in investing activities during fiscal 2006 was for capital expenditures of $16.4 million primarily to support the build out of five new retail stores, renovation and expansion of existing stores, the expansion of office space in the corporate headquarters in Paramus, New Jersey and further automation of the distribution center in Moonachie, New Jersey. The cash used in investing activities was offset by $4.0 million received as proceeds from the sale of a building acquired on March 1, 2004 in connection with the acquisition of Ebel. The cash used in investing activities during fiscal 2005 was primarily to fund the acquisition of Ebel and capital expenditures related to the build out of the new Movado Boutiques opened during the period.

Cash provided by / (used) in financing activities amounted to $62.1 million, $3.6 million and ($1.9) million in fiscal 2006, 2005 and 2004, respectively. Cash provided by financing activities during fiscal 2006 was primarily due to the increase in borrowings of 83.0 million Swiss francs, with a dollar equivalent of $65.0 million, to repatriate foreign earnings under the American Jobs Creation Act of 2004. Cash provided by financing activities during fiscal 2005 was primarily the result of a net increase in long-term debt of $10.0 million partially offset by the payment of a $5.2 million mortgage assumed as part of the Ebel acquisition.

During fiscal 1999, the Company issued $25.0 million of Series A Senior Notes under a Note Purchase and Private Shelf Agreement dated November 30, 1998. These notes bear interest of 6.90% per annum, mature on October 30, 2010 and are subject to annual repayments of $5.0 million commencing October 31, 2006. These notes contain financial covenants including an interest coverage ratio, maintenance of consolidated net worth and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. At January 31, 2006, the Company was in compliance with all financial and non-financial covenants and $25.0 million of these notes were issued and outstanding.

As of March 21, 2004, the Company amended its Note Purchase and Private Shelf Agreement, originally dated March 21, 2001, to expire on March 21, 2007. This agreement allows for the issuance, for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. On October 8, 2004, the Company issued, pursuant to the Note Purchase Agreement, 4.79% Senior Series A-2004 Notes due 2011 (the "Senior Series A-2004 Notes"), in an aggregate principal amount of $20.0 million, which will mature on October 8, 2011 and are subject to annual repayments of $5.0 million commencing on October 8, 2008. Proceeds of the Senior Series A-2004 Notes have been used by the Company for capital expenditures, repayment of certain of its debt obligations and general corporate purposes. These notes contain financial covenants including an interest coverage ratio, maintenance of consolidated net worth and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. As of January 31, 2006, the Company was in compliance with all financial and non-financial covenants and $20.0 million of these notes were issued and outstanding.

On June 30, 2005, the Company renewed its promissory note for a $5.0 million unsecured working capital line with Bank of New York, originally dated June 27, 2000. The line expires on July 31, 2006. The Company had no outstanding borrowings under the line as of January 31, 2006 and 2005.

On December 12, 2005, the Company executed a line of credit letter agreement with Bank of America ("B of A") and an amended and restated promissory note in the principal amount of up to $20.0 million payable to B of A. Pursuant to the line of credit letter agreement, B of A will consider requests for short-term loans and documentary letters of credit for the importation of merchandise inventory, the aggregate amount of which at any time outstanding shall not exceed $20.0 million. The Company's obligations under the agreement are guaranteed by its subsidiaries, Movado Retail Group, Inc. and Movado LLC. Pursuant to the amended and restated promissory note, the Company promised to pay to B of A $20.0 million, or such lesser amount as may then be the unpaid balance of all loans made by B of A to the Company thereunder, in immediately available funds upon the maturity date of June 16, 2006. The Company has the right to prepay all or part of any outstanding amounts under the promissory note without penalty at any time prior to the maturity date. The amended and restated promissory note bears interest at an annual rate equal to either (i) a floating rate equal to the prime rate or (ii) such fixed rate as may be agreed upon by the Company and B of A for an interest period which is also then agreed upon. The amended and restated promissory note contains various representations and warranties and events of default that are customary for instruments of that type. As of January 31, 2006, there were no outstanding borrowings against this line.

On December 13, 2005, the Company executed a promissory note in the principal amount of up to $37.0 million payable to JPMorgan Chase Bank, N.A. ("Chase"). Pursuant to the promissory note, the Company promised to pay to Chase $37.0 million, or such lesser amount as may then be the unpaid balance of each loan made or letter of credit issued by Chase to the Company thereunder, upon the maturity date of July 31, 2006; provided that during the period between January 31, 2006 and the maturity date, the maximum principal amount of all loans made by Chase to the Company, and outstanding under the promissory note, shall not exceed $2.0 million. The Company has the right to prepay all or part of any outstanding amounts under the promissory note without penalty at any time prior to the maturity date. The promissory note bears interest at an annual rate equal to either (i) a floating rate equal to the prime rate, (ii) a fixed rate equal to an adjusted LIBOR plus 0.625% or (iii) a fixed rate equal to a rate of interest offered by Chase from time to time on any single commercial borrowing. The promissory note contains various events of default that are customary for instruments of that type. In addition, it is an event of default for any security interest or other encumbrance to be created or imposed on the Company's property, other than as permitted in the lien covenant of the Credit Agreement. Chase issued 11 irrevocable standby letters of credit for retail and operating facility leases to various landlords, for the administration of the Movado Boutique private-label credit card and Canadian payroll to the Royal Bank of Canada totaling $1.2 million with expiration dates through March 18, 2007. As of January 31, 2006, there were no outstanding borrowings against this promissory note.

On December 15, 2005, the Company, and its Swiss subsidiaries, MGI Luxury Group S.A. and Movado Watch Company SA, entered into a credit agreement with JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., Bank of America, N.A., The Bank of New York and Citibank, N.A. (the "Swiss Credit Agreement") which provides for a revolving credit facility of 90.0 million Swiss francs and matures on December 15, 2010. The obligations of the Company's two Swiss subsidiaries under this credit agreement are guaranteed by the Company under a Parent Guarantee, dated as of December 15, 2005, in favor of the lenders. The credit agreement contains financial covenants including an interest coverage ratio, average debt coverage ratio, limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. Until the date immediately preceding the first day of the calendar month following the date of delivery of the first annual or quarterly financial statements after December 15, 2005, the credit facility bears interest at a rate equal to the LIBOR (as defined in the Swiss Credit Agreement) plus .50% per annum, after which it will bear interest at a rate equal to the LIBOR plus a margin ranging from .50% per annum to .875% per annum (depending upon a leverage ratio). As of January 31, 2006, the Company was in compliance with all financial and non-financial covenants and had 83.0 million Swiss francs, with a dollar equivalent of $65.0 million, outstanding under this revolving credit facility.

On December 15, 2005, the Company and its Swiss subsidiaries, MGI Luxury Group S.A. and Movado Watch Company SA, entered into a credit agreement with JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., Bank of America, N.A., The Bank of New York and Citibank, N.A. (the "US Credit Agreement") which provides for a revolving credit facility of $50.0 million (including a sublimit for borrowings in Swiss francs of up to $25.0 million) with a provision to allow for an increase of an additional $50.0 million subject to certain terms and conditions. The US Credit Agreement will mature on December 15, 2010. The obligations of MGI Luxury Group S.A. and Movado Watch Company SA are guaranteed by the Company under a Parent Guarantee, dated as of December 15, 2005, in favor of the lenders. The obligations of the Company are guaranteed by certain domestic subsidiaries of the Company under subsidiary guarantees, in favor of the lenders. The credit agreement contains financial covenants including an interest coverage ratio, average debt coverage ratio, limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. Until the date immediately preceding the first day of the calendar month following the date of delivery of the first annual or quarterly financial statements after December 15, 2005, the credit facility bears interest, at Borrower's option, at a rate equal to the Adjusted LIBOR (as defined in the US Credit Agreement) plus .50% per annum, or the Alternate Base Rate (as defined in the US Credit Agreement), after which it will bear interest, at Borrower's option, at a rate equal to the Adjusted LIBOR plus a margin ranging from .50% per annum to .875% per annum (depending upon a leverage ratio), or the Alternate Base Rate. As of January 31, 2006, the Company was in compliance with all financial and non-financial covenants and there were no outstanding borrowings against this line.

A Swiss subsidiary of the Company maintains unsecured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.0 million Swiss francs, with dollar equivalents of $6.3 million and $6.7 million at January 31, 2006 and 2005. As of January 31, 2006, the Swiss bank has guaranteed the Company's Swiss subsidiary's obligations to certain Swiss third parties in the amount of $3.3 million in various foreign currencies. As of January 31, 2006, there were no outstanding borrowings against these lines.

For fiscal 2006, treasury shares increased by 180,092 as the result of cashless exercises of stock options for 527,387 shares of stock.

Cash dividends were $5.1 million, $4.0 million and $2.5 million in fiscal years 2006, 2005 and 2004, respectively.

At January 31, 2006, the Company had working capital of $369.2 million as compared to $303.2 million in the prior year. The Company defines working capital as the difference between current assets and current liabilities. The Company expects that annual capital expenditures in the near term will be higher by approximately $1.5 million when compared to fiscal 2006 levels. The increase in capital expenditures will be due to the remodeling of existing stores, increased spending in support of the Movado Boutiques expansion and higher costs related to improving the Company's information technology infrastructure. Management believes that the cash on hand in addition to the expected cash flow from operations and the Company's short-term borrowing capacity will be sufficient to meet its working capital needs for at least the next 12 months.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

Payments due by period *(in thousands)*:

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual Obligations:					
Long-Term Debt Obligations[1]	$109,955	$ 5,000	$15,000	$ 84,955	$ 5,000
Interest Payments on Long-Term Debt[1]	14,236	3,657	6,280	4,059	240
Operating Lease Obligations[2]	79,103	12,590	21,417	18,719	26,377
Purchase Obligations[3]	40,344	40,344	—	—	—
Other Long-Term Obligations[4]	68,250	9,814	20,400	20,939	17,097
Total Contractual Obligations	$311,888	$71,405	$63,097	$128,672	$48,714

[1] The Company has long-term debt obligations and related interest payments of $54.5 million related to Series A-2004 Senior Notes and Series A Senior Notes further discussed in "Liquidity and Capital Resources". Additionally, the Company has long-term debt obligations and related interest payments of $69.7 million related to the Swiss revolving credit facility entered into in fiscal 2006.

[2] Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude direct operating costs.

[3] The Company had outstanding purchase obligations with suppliers at the end of fiscal 2006 for raw materials, finished watches and packaging in the normal course of business. These purchase obligation amounts do not represent total anticipated purchases but represent only amounts to be paid for items required to be purchased under agreements that are enforceable, legally binding and specify minimum quantity, price and term.

[4] Other long-term obligations consist of minimum obligations related to the Company's license agreements. The Company manufactures, distributes, advertises and sells watches pursuant to its exclusive license agreements with unaffiliated licensors. Royalty amounts are generally based on a stipulated percentage of revenues, although certain of these agreements contain provisions for the payment of minimum annual royalty amounts. The license agreements have various terms with additional renewal options, provided that minimum sales levels are achieved. Additionally, the license agreements require the Company to pay certain advertising expenses based on a stipulated percentage of revenues, although certain of these agreements contain provisions for the payment of minimum annual advertising amounts.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet financing or unconsolidated special-purpose entities.

RECENTLY ISSUED ACCOUNTING STANDARDS

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 ("SFAS No. 151"). The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. Public entities are required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005.

The Company continues to use the intrinsic value based method of accounting for share-based payments. The Company uses the Black-Scholes valuation model to estimate the value of stock options granted to employees. SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company will be adopting SFAS No. 123(R) in the first quarter of fiscal 2007 using the modified prospective application transition method. For outstanding unvested options granted as of January 31, 2006, the adoption is expected to have an impact of approximately $1.0 million, net of tax, on the Company's consolidated results of operations for fiscal year ending January 31, 2007.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on EITF 05-6, "Determining the Amortization Period for Leasehold Improvements". Under EITF 05-6, leasehold improvements placed in service significantly after and not contemplated at or near the beginning of the lease term, should be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective for periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Consolidated Statements of Income

(in thousands, except per share amounts)	Fiscal Year Ended January 31, 2006	2005	2004
Net sales	**$470,941**	$418,966	$330,214
Cost of sales	**184,621**	168,818	129,908
Gross profit	**286,320**	250,148	200,306
Selling, general and administrative	**238,283**	215,072	165,525
Operating profit	**48,037**	35,076	34,781
Other income, net (Note 18)	**1,008**	1,444	—
Interest expense, net	**4,109**	3,430	3,044
Income before income taxes	**44,936**	33,090	31,737
Provision for income taxes (Note 9)	**18,319**	6,783	8,886
Net income	**$ 26,617**	$ 26,307	$ 22,851
Basic income per share:			
Net income per share	**$ 1.05**	$ 1.06	$ 0.95
Weighted basic average shares outstanding	**25,273**	24,708	24,101
Diluted income per share:			
Net income per share	**$ 1.02**	$ 1.03	$ 0.92
Weighted diluted average shares outstanding	**26,180**	25,583	24,877

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets

(in thousands, except share and per share amounts)	January 31, 2006	2005
ASSETS		
Current assets:		
Cash	**$123,625**	$ 63,782
Trade receivables, net	**109,852**	104,685
Inventories, net	**198,582**	185,609
Other	**28,989**	32,630
Total current assets	**461,048**	386,706
Property, plant and equipment, net	**52,168**	52,510
Other assets	**36,676**	37,858
Total assets	**$549,892**	$477,074
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	**5,000**	—
Accounts payable	**35,529**	38,488
Accrued payroll and benefits	**10,239**	10,747
Accrued liabilities	**32,826**	28,996
Current taxes payable	**7,724**	—
Deferred income taxes	**503**	5,250
Total current liabilities	**91,821**	83,481
Long-term debt	**104,955**	45,000
Deferred and noncurrent income taxes	**11,947**	14,827
Other liabilities	**19,491**	17,209
Total liabilities	**228,214**	160,517
Commitments and contingencies (Notes 11 and 12)		
Shareholders' equity:		
Preferred Stock, $0.01 par value, 5,000,000 shares authorized; no shares issued	**—**	—
Common Stock, $0.01 par value, 100,000,000 shares authorized; 23,215,836 and 22,580,459 shares issued, respectively	**232**	226
Class A Common Stock, $0.01 par value, 30,000,000 shares authorized; 6,766,909 and 6,801,812 shares issued and outstanding, respectively	**68**	68
Capital in excess of par value	**107,965**	100,289
Retained earnings	**236,515**	214,953
Accumulated other comprehensive income	**27,673**	48,706
Treasury Stock, 4,613,645 and 4,433,553 shares at cost, respectively	**(50,775)**	(47,685)
Total shareholders' equity	**321,678**	316,557
Total liabilities and shareholders' equity	**$549,892**	$477,074

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in thousands)	Fiscal Year Ended January 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	**$ 26,617**	$26,307	$22,851
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**16,780**	12,603	9,973
Utilization of NOL	**2,881**	2,725	—
Impairment of long-lived assets	**—**	2,025	—
Deferred and noncurrent income taxes	**(4,575)**	8,132	10,101
Provision for losses on accounts receivable	**2,399**	2,072	2,290
Provision for losses on inventories	**1,529**	3,221	993
(Gain) loss on disposition of property, plant and equipment	**—**	(253)	109
Gain on sale of asset held for sale	**(2,630)**	—	—
Loss on hedge derivatives	**1,622**	—	—
Tax benefit from stock options exercised	**2,436**	2,554	2,511
Changes in assets and liabilities:			
Trade receivables	**(5,496)**	1,422	4,583
Inventories	**(18,282)**	(29,587)	(6,248)
Other current assets	**(240)**	5,716	12,179
Accounts payable	**(1,662)**	11,248	160
Accrued liabilities	**351**	(6,615)	987
Accrued payroll and benefits	**(508)**	2,714	2,023
Current taxes payable	**7,727**	(12,199)	(9,370)
Other noncurrent assets	**(2,808)**	(6,253)	(4,997)
Other noncurrent liabilities	**2,302**	4,358	3,502
Net cash provided by operating activities	**28,443**	30,190	51,647
Cash flows from investing activities:			
Capital expenditures	**(16,367)**	(14,947)	(10,830)
Proceeds from sale of asset held for sale	**4,000**	—	—
Acquisition of Ebel, net of cash acquired	**—**	(43,525)	—
Trademarks	**(798)**	(1,000)	(653)
Net cash used in investing activities	**(13,165)**	(59,472)	(11,483)
Cash flows from financing activities:			
Net proceeds from bank borrowings	**64,955**	—	—
Repayment of Senior Notes	**—**	(10,000)	—
Payment of Ebel mortgage	**—**	(5,187)	—
Proceeds of Senior Notes	**—**	20,000	—
Stock options exercised and other changes	**2,156**	2,703	589
Dividends paid	**(5,055)**	(3,955)	(2,537)
Net cash provided by (used in) financing activities	**62,056**	3,561	(1,948)
Effect of exchange rate changes on cash and cash equivalents	**(17,491)**	7,420	5,502
Net increase (decrease) in cash and cash equivalents	**59,843**	(18,301)	43,718
Cash and cash equivalents at beginning of year	**63,782**	82,083	38,365
Cash and cash equivalents at end of year	**$123,625**	$63,782	$82,083

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except per share amounts)	Preferred Stock	Common Stock	Class A Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock
Balance, January 31, 2003	$ —	$101	$34	$ 72,145	$172,287	$19,386	($27,741)
Net income					22,851		
Dividends ($0.105 per share)					(2,537)		
Stock options exercised, net of tax of $2,511		8		16,861			(14,254)
Supplemental executive retirement plan				170			
Restricted stock amortization less cancellations				315			
Net unrealized gain on investments, net of tax of $89						139	
Net change in effective portion of hedging contracts, net of tax of $2,212						(3,434)	
Foreign currency translation adjustment						18,382	
Balance, January 31, 2004	$ —	$109	$34	$ 89,491	$192,601	$34,473	($41,995)
Net income					26,307		
Stock split adjustment		109	34	(143)			
Dividends ($0.16 per share)					(3,955)		
Stock options exercised, net of tax of $2,554		8		10,010			(5,690)
Supplemental executive retirement plan				107			
Restricted stock amortization less cancellations				824			
Net unrealized gain on investments, net of tax of $18						39	
Net change in effective portion of hedging contracts, net of tax of $134						366	
Foreign currency translation adjustment						13,828	
Balance, January 31, 2005	$ —	$226	$68	$100,289	$214,953	$48,706	($47,685)
Net income					26,617		
Dividends ($0.20 per share)					(5,055)		
Stock options exercised, net of tax of $2,436		6		6,325			(3,090)
Supplemental executive retirement plan				124			
Restricted stock amortization less cancellations				1,227			
Net unrealized gain on investments, net of tax of $19						1	
Net change in effective portion of hedging contracts, net of tax of $2,055						(3,318)	
Foreign currency translation adjustment						(17,716)	
Balance, January 31, 2006	**$ —**	**$232**	**$68**	**$107,965**	**$236,515**	**$27,673**	**($50,775)**

Note: Balances prior to fiscal 2004 within the Consolidated Statements of Changes in Shareholders' Equity have not been split-adjusted.

(Shares information in thousands)	Common Stock	Class A Common	Treasury Stock
Balance at January 31, 2003	20,116	6,802	(3,094)
Stock issued to employees exercising stock options	1,639	—	(1,033)
Conversion of Class A Common Stock	—	—	14
Restricted stock and other stock plans, less cancellations	—	—	—
Balance January 31, 2004	21,755	6,802	(4,113)
Stock issued to employees exercising stock options	825	—	(337)
Conversion of Class A Common Stock	—	—	—
Restricted stock and other stock plans, less cancellations	—	—	16
Balance January 31, 2005	22,580	6,802	(4,434)
Stock issued to employees exercising stock options	601	—	(180)
Conversion of Class A Common Stock	35	(35)	—
Restricted stock and other stock plans, less cancellations	—	—	—
Balance January 31, 2006	**23,216**	**6,767**	**(4,614)**

Note: Shares information provided has been adjusted to reflect the effect of the fiscal 2005 two-for-one stock split.

See Notes to Consolidated Financial Statements

Notes to Movado Group, Inc.'s Consolidated Financial Statements

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Movado Group, Inc. (the "Company") is a designer, manufacturer and distributor of quality watches with prominent brands in almost every price category comprising the watch industry. In fiscal 2006, the Company marketed seven distinctive brands of watches: Movado, Ebel, Concord, ESQ, Coach, HUGO BOSS and Tommy Hilfiger, which compete in most segments of the watch market.

Movado, Ebel and Concord watches are generally manufactured in Switzerland by independent third party assemblers with some in-house assembly in Bienne and La Chaux-de-Fonds, Switzerland. Movado, Ebel and Concord watches are manufactured using Swiss movements and other components obtained from third party suppliers. Coach, ESQ, Tommy Hilfiger and HUGO BOSS watches are manufactured by independent contractors. Coach and ESQ watches are manufactured using Swiss movements and other components purchased from third party suppliers. Tommy Hilfiger and HUGO BOSS watches are manufactured using movements and other components purchased from third party suppliers.

In addition to its sales to trade customers and independent distributors, through a wholly-owned domestic subsidiary, the Company sells Movado watches, as well as proprietary Movado jewelry, tabletop and accessories directly to consumers in its Movado Boutiques. Additionally, the Company operates outlet stores throughout the United States, through which it sells discontinued models and factory seconds.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company uses estimates when accounting for sales discounts, rebates, allowances and incentives, warranty, income taxes, depreciation, amortization, contingencies and asset and liability valuations.

Reclassification

Certain reclassifications were made to prior years' financial statement amounts and related note disclosures to conform to the fiscal 2006 presentation.

Translation of Foreign Currency Financial Statements and Foreign Currency Transactions

The financial statements of the Company's international subsidiaries have been translated into United States dollars by translating balance sheet accounts at year-end exchange rates and statement of operations accounts at average exchange rates for the year. Foreign currency transaction gains and losses are charged or credited to earnings as incurred. Foreign currency translation gains and losses are reflected in the equity section of the Company's consolidated balance sheet in accumulated other comprehensive income (loss). The balance of the foreign currency translation adjustment, included in Accumulated Other Comprehensive Income, was $30.3 million and $48.1 million as of January 31, 2006 and 2005, respectively.

Cash and Cash Equivalents

Cash equivalents are considered all highly liquid investments with original maturities at date of purchase of three months or less.

Trade Receivables

Trade receivables as shown on the consolidated balance sheet is net of allowances. The allowance for doubtful accounts is determined through an analysis of the aging of accounts receivable, assessments of collectibility based on historic trends, the financial condition of the Company's customers and an evaluation of economic conditions. The Company writes off uncollectible trade receivables once collection efforts have been exhausted and third parties confirm the balance is not recoverable.

The Company's trade customers include department stores, jewelry store chains and independent jewelers. Movado, Ebel, Concord, Coach, HUGO BOSS and Tommy Hilfiger watches are also marketed outside the U.S. through a network of independent distributors. Accounts receivable are stated net of allowances for doubtful accounts of $7.0 million, $6.8 million and $6.7 million and net of estimated sales returns and allowances of $18.7 million, $21.2 million and $17.3 million at January 31, 2006, 2005 and 2004, respectively.

The Company's concentrations of credit risk arise primarily from accounts receivable related to trade customers during the peak selling seasons. The Company has significant accounts receivable balances due from major national chain and department stores. The Company's results of operations could be materially adversely affected in the event any of these customers or a group of these customers defaulted on all or a significant portion of their obligations to the Company as a result of financial difficulties. As of January 31, 2006, there were no known situations with any of the Company's major customers which indicate the customer's inability to make the required payments.

Sales returns and allowances for the fiscal years ended January 31, 2006, 2005 and 2004 were as follows *(in thousands)*:

	2006	2005	2004
Balance, beginning of year	**$21,249**	$17,270	$16,974
Acquired Ebel reserves	**—**	7,181	—
Provision charged to operations	**33,400**	27,032	26,329
Credits issued	**(35,783)**	(30,334)	(26,054)
Currency impact	**(163)**	100	21
Balance, end of year	**$18,703**	$21,249	$17,270

Inventories

The Company values its inventory at the lower of cost or market. The Company's domestic inventory is valued using the first-in, first-out (FIFO) method. The cost of finished goods and component inventories, held by overseas subsidiaries, are determined using average cost. The Company's management regularly reviews its sales to customers and customers' sell through at retail to determine excess or obsolete inventory reserves. Inventory with less than acceptable turn rates is classified as discontinued and, together with the related component parts which can be assembled into saleable finished goods, is sold through the Company's outlet stores. When management determines that finished product is unsaleable in the Company's outlet stores or when it is impractical to build the remaining components into watches for sale in the outlets, a reserve is established for the cost of those products and components. In addition, as part of the acquisition of Ebel, a significant value of parts and components were acquired that could not readily be identifiable to be produced as watches or for future after sales service needs. These parts and components have been reserved for based on future expected usage. These estimates could vary significantly, either favorably or unfavorably, from actual requirements depending on future economic conditions, customer inventory levels, expected usage or competitive conditions which may differ from expectations.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of buildings is amortized using the straight-line method based on the useful life of 40 years. Depreciation of furniture and equipment is provided using the straight-line method based on the estimated useful lives of assets, which range from four to ten years. Computer software is amortized using the straight-line method over periods which range from five to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of the term of the lease or the estimated useful life of the leasehold improvement. Design fees and tooling costs are amortized using the straight-line method based on the useful life of three years. Upon the disposition of property, plant and equipment, the accumulated depreciation is deducted from the original cost and any gain or loss is reflected in current earnings.

Long-Lived Assets

The Company establishes the estimated useful lives of its depreciable assets based on factors including historical experience, the expected beneficial service period of the asset, the quality and durability of the asset and the Company's maintenance policy including periodic upgrades. Changes in useful lives are made on a prospective basis unless factors indicate the carrying amounts of the assets may not be recoverable and an impairment write-down is necessary.

The Company performs an impairment review, at a minimum, on an annual basis. However, the Company will review its long-lived assets for impairment once events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. When such a determination has been made, management compares the carrying value of the assets with their estimated future undiscounted cash flows. If it is determined that an impairment loss has occurred, the loss is recognized during that period. The impairment loss is calculated as the difference between asset carrying values and the fair value of the long-lived assets.

During fiscal 2006, the Company performed the review which resulted in no impairment charge. During the fourth quarter of fiscal 2005, the Company determined that the carrying value of its long-lived assets in the Movado Boutique located in the Soho section of New York City, may not be recoverable and performed an impairment review. The impairment review was performed pursuant to SFAS No. 144 because of an economic downturn affecting the Boutique operations and revenue forecasts. As a result, the Company recorded a non-cash impairment charge of $2.0 million consisting of property, plant and equipment of $0.8 million and other assets of $1.2 million. The entire impairment charge is included in the selling, general and administrative expenses in the fiscal 2005 Consolidated Statement of Income. There were no impairment losses related to long-lived assets in fiscal 2004.

Deferred Rent Obligations and Contributions from Landlords

The Company accounts for rent expense under non-cancelable operating leases with scheduled rent increases on a straight-line basis over the lease term. The excess of straight-line rent expense over scheduled payments is recorded as a deferred liability. In addition, the Company receives build out contributions from landlords primarily as an incentive for the Company to lease retail store space from the landlords. This is also recorded as a deferred liability. Such amounts are amortized as a reduction of rent expense over the life of the related lease.

Capitalized Software Costs

The Company capitalizes certain computer software costs after technological feasibility has been established. The costs are amortized utilizing the straight-line method over the economic lives of the related products ranging from five to seven years.

Intangibles

Intangible assets consist primarily of trade names and trademarks and are recorded at cost. Trade names are not amortized. Trademarks are amortized over ten years. The Company continually reviews intangible assets to evaluate whether events or changes have occurred that would suggest an impairment of carrying value. An impairment would be recognized when expected undiscounted future operating cash flows are lower than the carrying value. At January 31, 2006 and 2005, intangible assets at cost were $10.3 million and $13.5 million, respectively, and related accumulated amortization of intangibles was $5.7 million and $4.5 million, respectively. Amortization expense for fiscal 2006, 2005 and 2004 was $1.2 million, $1.0 million and $0.7 million, respectively.

Derivative Financial Instruments

The Company utilizes derivative financial instruments to reduce foreign currency fluctuation risks. The Company accounts for its derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS No. 133") as amended by SFAS No. 137, SFAS No. 138 and SFAS No. 149. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Changes in the fair value of those instruments will be reported in earnings or other comprehensive income depending on the use of the derivative and whether it qualifies for hedge accounting. The accounting for gains and losses associated with changes in the fair value of the derivative and the effect on the consolidated financial statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of cash flows of the asset or liability hedged.

The Company's risk management policy is to enter into forward exchange contracts and purchase foreign currency options, under certain limitations, to reduce exposure to adverse fluctuations in foreign exchange rates and, to a lesser extent, in commodity prices related to its purchases of watches. When entered into, the Company designates and documents these derivative instruments as a cash flow hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. Changes in the fair value of a derivative that is designated and documented as a cash flow hedge and is highly effective, are recorded in other comprehensive income until the underlying transaction affects earnings, and then are later reclassified into earnings in the same account as the hedged transaction. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the underlying forecasted cash flow transaction. Any ineffectiveness related to the derivative financial instruments' change in fair value will be recognized in the period in which the ineffectiveness was calculated.

The Company uses forward exchange contracts to offset its exposure to certain foreign currency liabilities. These forward contracts are not designated as SFAS No. 133 hedges and, therefore, changes in the fair value of these derivatives are recognized into earnings, thereby offsetting the current earnings effect of the related foreign currency liabilities.

During fiscal 2003, the Company's risk management policy was modified to include net investment hedging of the Company's Swiss franc-denominated investment in its wholly-owned subsidiaries located in Switzerland using purchase foreign currency options under certain limitations. When entered into for this purpose, the Company designates and documents the derivative instrument as a net investment hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. Changes in the fair value of a derivative that is designated and documented as a net investment hedge are recorded in other comprehensive income in the same manner as the cumulative translation adjustment of the Company's Swiss franc-denominated investment. The Company formally assesses, both at the inception and at each financial quarter thereafter, the effectiveness of the derivative instrument hedging the net investment.

All of the Company's derivative instruments have liquid markets to assess fair value. The Company does not enter into any derivative instruments for trading purposes.

During fiscal 2006, the Company recorded a pre-tax loss of $1.6 million in other expense, representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

Revenue Recognition

In the wholesale segment, the Company recognizes its revenues upon transfer of title and risk of loss in accordance with its FOB shipping point terms of sale and after the sales price is fixed and determinable and collectibility is reasonably assured. In the retail segment, transfer of title and risk of loss occurs at the time of register receipt. The Company records estimates for sales returns, volume-based programs and sales and cash discount allowances in the same period that the sales are recorded as a reduction of revenue. These estimates are based upon historical analysis, customer agreements and/or currently known factors that arise in the normal course of business.

Cost of Sales

Costs of sales of the Company's products consist primarily of component costs, internal assembly costs and unit overhead costs associated with the Company's supply chain operations in Switzerland and Asia. The Company's supply chain operations consist of logistics management of assembly operations and product sourcing in Switzerland and Asia and minor assembly in Switzerland.

Selling, General and Administrative Expenses

The Company's SG&A expenses consist primarily of marketing, selling, distribution and general and administrative expenses. Annual marketing expenditures are based principally on overall strategic considerations relative to maintaining or increasing market share in markets that management considers to be crucial to the Company's continued success as well as on general economic conditions in the various markets around the world in which the Company sells its products.

Selling expenses consist primarily of salaries, sales commissions, sales force travel and related expenses, expenses associated with Baselworld, the annual watch and jewelry trade show and other industry trade shows and operating costs incurred in connection with the Company's retail business. Sales commissions vary with overall sales levels. Retail selling expenses consist primarily of payroll related and store occupancy costs.

Distribution expenses consist primarily of salaries of distribution staff, rental and other occupancy costs, security, depreciation and amortization of furniture and leasehold improvements and shipping supplies.

General and administrative expenses consist primarily of salaries and other employee compensation, employee benefit plan costs, office rent, management information systems costs, professional fees, bad debts, depreciation and amortization of furniture and leasehold improvements, patent and trademark expenses and various other general corporate expenses.

Warranty Costs

The Company has warranty obligations in connection with the sale of its watches. All watches sold by the Company come with limited warranties covering the movement against defects in material and workmanship for periods ranging from two to three years from the date of purchase, with the exception of Tommy Hilfiger watches, for which the warranty period is ten years. In addition, the warranty period is five years for the gold plating for Movado watch cases and bracelets. As a practice, warranty costs are expensed as incurred and recorded in the quarterly consolidated statement of income. The warranty obligations are evaluated quarterly and reviewed in detail on an annual basis to determine if any material changes occurred. When changes in warranty costs are experienced, the Company will adjust the warranty accrual as required. Warranty liability for the fiscal years ended January 31, 2006, 2005 and 2004 was as follows *(in thousands):*

	2006	2005	2004
Balance, beginning of year	**$3,979**	$ 900	$900
Acquired Ebel reserves	**—**	3,127	—
Provision charged to operations	**2,185**	1,450	789
Settlements made	**(3,979)**	(1,498)	(789)
Balance, end of year	**$2,185**	$3,979	$900

Preopening Costs

Costs associated with the opening of new boutique and outlet stores, including pre-opening rent, are expensed in the period incurred.

Marketing

The Company expenses the production costs of an advertising campaign at the commencement date of the advertising campaign. Included in marketing expenses are costs associated with cooperative advertising, media advertising, production costs and costs of point-of-sale materials and displays. These costs are recorded as SG&A expenses. The Company participates in cooperative advertising programs on a voluntary basis and receives a "separately identifiable benefit in exchange for the consideration". Since the amount of consideration paid to the retailer does not exceed the fair value of the benefit received by the Company, these costs are recorded as SG&A expenses as opposed to being recorded as a reduction of revenue. Marketing expense for fiscal 2006, 2005 and 2004 amounted to $75.9 million, $67.8 million and $53.1 million, respectively.

Included in the other current assets in the consolidated balance sheets as of January 31, 2006 and 2005 are prepaid advertising costs of $3.8 million and $2.5 million, respectively. These prepaid costs represent advertising costs paid to licensors in advance, pursuant to the Company's licensing agreements and sponsorships.

Shipping and Handling Costs

Amounts charged to customers and costs incurred by the Company related to shipping and handling are included in net sales and cost of goods sold, respectively.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and tax rates, in each jurisdiction the Company operates, and applies to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date. In addition, the amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be realized on a more-likely-than-not basis. The Company calculates estimated income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax expense along with assessing temporary differences resulting from differing treatment of items for both book and tax purposes.

Earnings Per Share

The Company presents net income per share on a basic and diluted basis. Basic earnings per share is computed using weighted-average shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of shares outstanding adjusted for dilutive common stock equivalents.

The weighted-average number of shares outstanding for basic earnings per share were 25,273,000, 24,708,000 and 24,101,000 for fiscal 2006, 2005 and 2004, respectively. For diluted earnings per share, these amounts were increased by 907,000, 875,000 and 776,000 in fiscal 2006, 2005 and 2004, respectively, due to potentially dilutive common stock equivalents issuable under the Company's stock option plans. For all periods presented, basic and diluted shares outstanding, and the related "per share" amounts reflect the effect of the fiscal 2005 two-for-one stock split.

Stock-Based Compensation

Employee stock options are accounted for under the intrinsic value method, which measures compensation cost as the excess, if any, of the quoted market price of the stock at grant date over the amount an employee must pay to acquire the stock. Accordingly, compensation expense has not been recognized for stock options granted at or above fair value. Had compensation expense been determined and recorded based upon the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", net income (in thousands) and net income per share would have been reduced to pro forma amounts for the fiscal years ended January 31, 2006, 2005 and 2004 as follows:

	2006		2005		2004	
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net Income	**$26,617**	**$24,549**	$26,307	$22,546	$22,851	$18,768
Net Income per share-Basic	**$ 1.05**	**$ 0.97**	$ 1.06	$ 0.91	$ 0.95	$ 0.78
Net Income per share-Diluted	**$ 1.02**	**$ 0.94**	$ 1.03	$ 0.88	$ 0.92	$ 0.75

The weighted-average fair value of each option grant estimated on the date of grant using the Black-Scholes option-pricing model is $8.11, $7.10 and $5.89 per share in fiscal 2006, 2005 and 2004, respectively. The following weighted-average assumptions were used for grants in 2006, 2005 and 2004: dividend yield of 1.74% for fiscal 2006, 0.99% for fiscal 2005 and 0.87% for fiscal 2004; expected volatility of 47% for fiscal 2006, 48% for fiscal 2005 and 52% for fiscal 2004; risk-free interest rates of 3.77% for fiscal 2006, 4.26% for fiscal 2005 and 3.04% for fiscal 2004 and expected lives of three to seven years for fiscal 2006, three to seven years for fiscal 2005 and four to seven years for fiscal 2004.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151, "Inventory Costs", an amendment of ARB No. 43, Chapter 4 ("SFAS No. 151"). The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005, and is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123(R)"). SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and amends FASB Statement No. 95, "Statement of Cash Flows". Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure will no longer be an alternative. Public entities are required to apply SFAS No. 123(R) as of the first annual reporting period that begins after June 15, 2005.

The Company continues to use the intrinsic value based method of accounting for share-based payments. The Company uses the Black-Scholes valuation model to estimate the value of stock options granted to employees. SFAS No. 123(R) requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. The Company will be adopting SFAS No. 123(R) in the first quarter of fiscal 2007 using the modified prospective application transition method. For outstanding unvested options granted as of January 31, 2006, the adoption is expected to have an impact of approximately $1.0 million, net of tax, on the Company's consolidated results of operations for fiscal year ending January 31, 2007.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions", and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2005, the Emerging Issues Task Force ("EITF") reached consensus on EITF 05-6, "Determining the Amortization Period for Leasehold Improvements". Under EITF 05-6, leasehold improvements placed in service significantly after and not contemplated at or near the beginning of the lease term, should be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date the leasehold improvements are purchased. EITF 05-6 is effective for periods beginning after June 29, 2005. The adoption of EITF 05-6 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

NOTE 2 - ACQUISITION

On December 22, 2003, the Company entered into an agreement to acquire Ebel S.A. and the worldwide business related to the Ebel brand (collectively "Ebel") from LVMH Moet Hennessy Louis Vuitton ("LVMH"). On March 1, 2004, the Company completed the acquisition of Ebel with the exception of the payment for the acquired Ebel business in Germany, which was completed July 30, 2004.

Under the terms of the agreement, the Company acquired all of the outstanding common stock of Ebel S.A. and the related worldwide businesses in exchange for:

• 51.6 million Swiss francs in cash; and
• the assumption of a short-term mortgage payable of 6.6 million Swiss francs.

Under the purchase method of accounting, the Company recorded an aggregate purchase price of approximately $45.0 million, which consisted of approximately $40.6 million in cash and $4.4 million in deal costs and other incurred liabilities, which primarily consisted of legal, accounting, investment banking and financial advisory services fees.

In accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", ("SFAS No. 141"), the Company allocated the purchase price to the tangible assets, intangible assets, and liabilities acquired based on their estimated fair values. The fair value assigned to tangible and intangible assets acquired was based on an independent appraisal. The fair value of assets acquired and liabilities assumed exceeds the purchase price. That excess has been allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except for certain specific types of assets as set forth in SFAS No. 141. The pro forma adjustments were based upon an independent assessment of appraised values. The assessment is complete.

In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill and purchased intangibles with indefinite lives are not amortized but will be reviewed annually for impairment. Purchased intangibles with finite lives are amortized on a straight-line basis over their respective estimated useful lives.

In accordance with Emerging Issues Task Force No. 95-3 ("EITF 95-3"), "Recognition of Liabilities in Connection with a Purchase Business Combination", the Company recognized costs associated with exiting an activity of an acquired company and involuntary termination of employees of an acquired company as liabilities assumed in a purchase business combination and included the liabilities in the allocation of the acquisition cost. The liability recognized in connection with the acquisition of Ebel was comprised of approximately $2.4 million for employee severance, $0.2 million for lease terminations, $1.7 million for exit costs related to certain promotional and purchase contracts and $0.4 million of other liabilities. For the years ended January 31, 2006 and 2005, payments against employee severance, lease terminations, exit costs and other liabilities amounted to $2.3 million, $0.2 million, $1.7 million and $0.4 million, respectively. There were no further adjustments related to the abovementioned accruals during the fiscal year ended January 31, 2006.

As part of the acquisition, the Company recorded deferred tax assets resulting from Ebel's net operating loss carryforwards amounting to approximately 165.0 million Swiss francs. The Company established a full valuation allowance on the deferred tax assets. The total purchase price has been allocated as follows *(in thousands)*:

Cash	$ 1,340
Accounts receivable	16,369
Property, plant and equipment	4,556
Inventories	35,834
Intangible assets	9,129
Other current assets	4,401
Total assets acquired	71,629
Current liabilities	16,149
Short-term commitments and contingencies	5,269
Mortgage payable	5,185
Total purchase price	$45,026

In allocating the purchase price, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance and estimates of future performance of Ebel's products.

Pro Forma Financial Information

The unaudited financial information in the table below summarizes the combined results of operations of the Company and Ebel, on a pro forma basis, as though the acquisition had been completed as of the beginning of the fiscal year ended January 31, 2005. This pro forma financial information is presented for informational purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition taken place at the beginning of the fiscal year ended January 31, 2005. The unaudited pro forma condensed combined statement of income for the fiscal year ended January 31, 2005 combines the historical results for the Company for the fiscal year ended January 31, 2005 and the historical results for Ebel for the period preceding the acquisition of February 1 through February 29, 2004. The following amounts are in thousands, except per share amounts:

	Fiscal Year Ended January 31, 2005
Revenues	$420,335
Net income	$ 24,302
Basic income per share	$ 0.98
Diluted income per share	$ 0.95

NOTE 3 - INVENTORIES, NET

Inventories, net at January 31, consisted of the following *(in thousands)*:

	2006	2005
Finished goods	**$129,921**	$108,668
Component parts	**64,563**	72,260
Work-in-process	**4,098**	4,681
	$198,582	$185,609

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at January 31, at cost, consisted of the following *(in thousands):*

	2006	2005
Land and buildings	**$ 3,843**	$ 6,543
Furniture and equipment	**52,376**	44,036
Computer software	**29,611**	29,169
Leasehold improvements	**37,411**	32,288
Design fees and tooling costs	**24,029**	23,846
	147,270	135,882
Less: accumulated depreciation	**(95,102)**	(83,372)
	$52,168	$52,510

Depreciation and amortization expense related to property, plant and equipment for fiscal 2006, 2005 and 2004 was $15.4 million, $11.4 million and $9.0 million, respectively, which includes computer software amortization expense for fiscal 2006, 2005 and 2004 of $4.4 million, $4.0 million and $2.9 million, respectively.

NOTE 5 - BANK CREDIT ARRANGEMENTS AND LINES OF CREDIT

On June 30, 2005, the Company renewed its promissory note for a $5.0 million unsecured working capital line with Bank of New York, originally dated June 27, 2000. The line expires on July 31, 2006. The Company had no outstanding borrowings under the line as of January 31, 2006 and 2005.

On December 12, 2005, the Company executed a line of credit letter agreement with Bank of America ("B of A") and an amended and restated promissory note in the principal amount of up to $20.0 million payable to B of A. Pursuant to the line of credit letter agreement, B of A will consider requests for short-term loans and documentary letters of credit for the importation of merchandise inventory, the aggregate amount of which at any time outstanding shall not exceed $20.0 million. The Company's obligations under the agreement are guaranteed by its subsidiaries, Movado Retail Group, Inc. and Movado LLC. Pursuant to the amended and restated promissory note, the Company promised to pay to B of A $20.0 million, or such lesser amount as may then be the unpaid balance of all loans made by B of A to the Company thereunder, in immediately available funds upon the maturity date of June 16, 2006. The Company has the right to prepay all or part of any outstanding amounts under the promissory note without penalty at any time prior to the maturity date. The amended and restated promissory note bears interest at an annual rate equal to either (i) a floating rate equal to the prime rate or

(ii) such fixed rate as may be agreed upon by the Company and B of A for an interest period which is also then agreed upon. The amended and restated promissory note contains various representations and warranties and events of default that are customary for instruments of that type. As of January 31, 2006, there were no outstanding borrowings against this line.

On December 13, 2005, the Company executed a promissory note in the principal amount of up to $37.0 million payable to JPMorgan Chase Bank, N.A. ("Chase"). Pursuant to the promissory note, the Company promised to pay to Chase $37.0 million, or such lesser amount as may then be the unpaid balance of each loan made or letter of credit issued by Chase to the Company thereunder, upon the maturity date of July 31, 2006; provided that during the period between January 31, 2006 and the maturity date, the maximum principal amount of all loans made by Chase to the Company, and outstanding under the promissory note, shall not exceed $2.0 million. The Company has the right to prepay all or part of any outstanding amounts under the promissory note without penalty at any time prior to the maturity date. The promissory note bears interest at an annual rate equal to either (i) a floating rate equal to the prime rate, (ii) a fixed rate equal to an adjusted LIBOR plus 0.625% or (iii) a fixed rate equal to a rate of interest offered by Chase from time to time on any single commercial borrowing. The promissory note contains various events of default that are customary for instruments of that type. In addition, it is an event of default for any security interest or other encumbrance to be created or imposed on the Company's property, other than as permitted in the lien covenant of the Credit Agreement. Chase issued 11 irrevocable standby letters of credit for retail and operating facility leases to various landlords, for the administration of the Movado Boutique private-label credit card and Canadian payroll to the Royal Bank of Canada totaling $1.2 million with expiration dates through March 18, 2007. As of January 31, 2006, there were no outstanding borrowings against this line.

On December 15, 2005, Movado Group, Inc., and its Swiss subsidiaries, MGI Luxury Group S.A. and Movado Watch Company SA, entered into a credit agreement with JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., Bank of America, N.A., The Bank of New York and Citibank, N.A. (the "Swiss Credit Agreement") which provides for a revolving credit facility of 90.0 million Swiss francs and matures on December 15, 2010. The obligations of the Company's two Swiss subsidiaries under this credit agreement are guaranteed by the Company under a Parent Guarantee, dated as of December 15, 2005, in favor of the lenders. The credit agreement contains financial covenants including an interest coverage ratio, average debt coverage ratio, limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. Until the date immediately preceding the first day of the calendar month following the date of delivery of the first annual or quarterly financial statements after December 15, 2005, the credit facility bears interest at a rate equal to the LIBOR (as defined in the Swiss Credit Agreement) plus .50% per annum, after which it will bear interest at a rate equal to the LIBOR plus a margin ranging from .50% per annum to .875% per annum (depending upon a leverage ratio). As of January 31, 2006, the Company was in compliance with all financial and non-financial covenants and had 83.0 million Swiss francs, with a dollar equivalent of $65.0 million, outstanding under this revolving credit facility.

On December 15, 2005, the Company and its Swiss subsidiaries, MGI Luxury Group S.A. and Movado Watch Company SA, entered into a credit agreement with JPMorgan Chase Bank, N.A., JPMorgan Securities, Inc., Bank of America, N.A., The Bank of New York and Citibank, N.A. (the "US Credit Agreement") which provides for a revolving credit facility of $50.0 million (including a sublimit for borrowings in Swiss francs of up to $25.0 million) with a provision to allow for an increase of an additional $50.0 million subject to certain terms and conditions. The US Credit Agreement will mature on December 15, 2010. The obligations of MGI Luxury Group S.A. and Movado Watch Company SA are guaranteed by the Company under a Parent Guarantee, dated as of December 15, 2005, in favor of the lenders. The obligations of the Company are guaranteed by certain domestic subsidiaries of the Company under subsidiary guarantees, in favor of the lenders. The credit agreement contains financial covenants including an interest coverage ratio, average debt coverage ratio, limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. Until the date immediately preceding the first day of the calendar month following the date of delivery of the first annual or quarterly financial statements after December 15, 2005, the credit facility bears interest, at Borrower's option, at a rate equal to the Adjusted LIBOR (as defined in the US Credit Agreement) plus .50% per annum, or the Alternate Base Rate (as defined in the US Credit Agreement), after which it will bear interest, at Borrower's option, at a rate equal to the Adjusted LIBOR plus a margin ranging from .50% per annum to .875% per annum (depending upon a leverage ratio), or the Alternate Base Rate. As of January 31, 2006, the Company was in compliance with all financial and non-financial covenants and there were no outstanding borrowings against this line.

A Swiss subsidiary of the Company maintains unsecured lines of credit with an unspecified length of time with a Swiss bank. Available credit under these lines totaled 8.0 million Swiss francs, with dollar equivalents of $6.3 million and $6.7 million at January 31, 2006 and 2005. As of January 31, 2006, the Swiss bank has guaranteed the Company's Swiss subsidiary's obligations to certain Swiss third parties in the amount of $3.3 million in various foreign currencies. As of January 31, 2006, there were no outstanding borrowings against these lines.

The Company pays a facility fee on the unused portion of the committed lines of the Swiss Credit Agreement and the US Credit Agreement. The unused line of credit of the committed lines was $55.5 million at January 31, 2006.

Aggregate maximum and average monthly outstanding borrowings against the Company's lines of credit and related weighted-average interest rates during fiscal 2006 and 2005 were as follows *(dollars in thousands)*:

	Fiscal Year Ended January 31,	
	2006	2005
Maximum borrowings	**$100,745**	$37,925
Average monthly borrowings	**$ 33,726**	$21,711
Weighted-average interest rate	**4.2%**	2.3%

Weighted-average interest rates were computed based on average month-end outstanding borrowings and applicable average month-end interest rates.

NOTE 6 - LONG-TERM DEBT

The components of long-term debt as of January 31, were as follows *(in thousands)*:

	2006	2005
Swiss Revolving Credit Facility	**$ 64,955**	$ —
Series A Senior Notes	**25,000**	25,000
Senior Series A-2004 Notes	**20,000**	20,000
	109,955	45,000
Less: current portion	**(5,000)**	—
Long-term debt	**$104,955**	$45,000

For information related to the Swiss Revolving Credit Facility, see Note 5 on Bank Credit Arrangements and Lines of Credit.

The Series A Senior Notes ("Series A Senior Notes") were issued on December 1, 1998 under a Note Purchase and Private Shelf Agreement and bear interest at 6.90% per annum. Interest is payable semiannually on April 30 and October 30. These notes mature on October 30, 2010 and are subject to annual payments of $5.0 million commencing on October 31, 2006. These notes contain financial covenants including an interest coverage ratio, average debt ratio, maintenance of tangible net worth, limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. At January 31, 2006, the Company was in compliance with all financial and non-financial covenants and $25.0 million of these notes were issued and outstanding.

As of March 21, 2004, the Company amended its Note Purchase and Private Shelf Agreement, originally dated March 21, 2001, to expire on March 21, 2007. This agreement allows for the issuance, for up to three years after the date thereof, of senior promissory notes in the aggregate principal amount of up to $40.0 million with maturities up to 12 years from their original date of issuance. On October 8, 2004, the Company issued, pursuant to the Note Purchase Agreement, 4.79% Senior Series A-2004 Notes due 2011 (the "Senior Series A-2004 Notes"), in an aggregate principal amount of $20.0 million, which will mature on October 8, 2011 and are subject to annual repayments of $5.0 million commencing on October 8, 2008. Proceeds of the Senior Series A-2004 Notes will be used by the Company for capital expenditures, repayment of certain of its debt obligations and general corporate purposes. These notes contain financial covenants including an interest coverage ratio, average debt ratio, maintenance of tangible net worth, limitations on capital expenditures and certain non-financial covenants that restrict the Company's activities regarding investments and acquisitions, mergers, certain transactions with affiliates, creation of liens, asset transfers, payment of dividends and limitation of the amount of debt outstanding. As of January 31, 2006, the Company was in compliance with all financial and non-financial covenants and $20.0 million of these notes were issued and outstanding.

Aggregate maturities of long-term obligations at January 31, 2006 are as follows *(in thousands)*:

Fiscal Year Ended January 31,	
2007	$ 5,000
2008	5,000
2009	10,000
2010	10,000
2011	74,955
Thereafter	5,000
	$109,955

NOTE 7 - DERIVATIVE FINANCIAL INSTRUMENTS

The Company follows the provisions of SFAS No. 133 requiring that all derivative financial instruments be recorded on the balance sheet at fair value.

As of January 31, 2006, the balance of deferred net losses on derivative financial instruments documented as cash flow hedges included in accumulated other comprehensive income ("AOCI") was $1.4 million in net losses, net of tax benefit of $0.8 million, compared to $2.0 million in net gains at January 31, 2005, net of tax of $1.2 million and $1.6 million in net gains at January 31, 2004, net of tax of $1.0 million. The Company estimates that a substantial portion of the deferred net losses at January 31, 2006 will be realized into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The primary underlying transaction which will cause the amount in AOCI to affect cost of goods sold consists of the Company's sell through of inventory purchased in Swiss francs. The maximum length of time the Company is hedging its exposure to the fluctuation in future cash flows for forecasted transactions is 24 months. For the years ended January 31, 2006, 2005 and 2004, the Company reclassified net losses from AOCI to earnings of $1.8 million, net of tax benefit of $1.1 million, $1.4 million in net gains, net of tax of $0.9 million, and $3.2 million in net gains, net of tax of $2.0 million, respectively.

During fiscal 2006, the Company recorded a pre-tax loss of $1.6 million in other expense, representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

During fiscal 2006, 2005 and 2004, the Company recorded no charge related to its assessment of the effectiveness of its derivative hedge portfolio because of the high degree of effectiveness between the hedging instrument and the underlying exposure being hedged.

Changes in the contracts' fair value due to spot-forward differences are excluded from the designated hedge relationship. The Company records these transactions in the cost of sales of the Consolidated Statements of Income.

The balance of the net loss included in the cumulative foreign currency translation adjustment associated with derivatives documented as net investment hedges was $1.5 million, net of a tax benefit of $0.9 million as of both January 31, 2006 and 2005 and a net loss of $1.0 million, net of a tax benefit of $0.6 million as of January 31, 2004. Under SFAS No. 133, changes in fair value of these instruments are recognized in currency translation adjustment, a component of AOCI, to offset the change in the value of the net investment being hedged.

The following presents fair value and maturities of the Company's foreign currency derivatives outstanding as of January 31, 2006 *(in millions)*:

	Fair Value of (Liability) Asset	Maturities
Forward exchange contracts	($2.5)	2006
Purchased foreign currency options	0.3	2006
	($2.2)	

The Company estimates the fair value of its foreign currency derivatives based on quoted market prices or pricing models using current market rates. These derivative financial instruments are currently reflected in other current assets or current liabilities.

NOTE 8 - FAIR VALUE OF OTHER FINANCIAL INSTRUMENTS

The fair value of the Company's 4.79% Senior Notes and 6.90% Series A Senior Notes approximate 97% and 103% of the carrying value of the notes, respectively, as of January 31, 2006. The fair value was calculated based upon the present value of future cash flows discounted at estimated borrowing rates for similar debt instruments or upon estimated prices based on current yields for debt issues of similar quality and terms.

NOTE 9 - INCOME TAXES

The provision for income taxes for the fiscal years ended January 31, 2006, 2005 and 2004 consists of the following components *(in thousands)*:

	2006	2005	2004
Current:			
U.S. Federal	**$13,205**	$3,980	$4,346
U.S. State and Local	**1,364**	810	(126)
Non-U.S.	**4,238**	5,254	1,282
	18,807	10,044	5,502
Noncurrent:			
U.S. Federal	**—**	—	—
U.S. State and Local	**(458)**	—	—
Non-U.S.	**—**	—	2,186
	(458)	—	2,186
Deferred:			
U.S. Federal	**(1,806)**	(2,533)	(351)
U.S. State and Local	**(155)**	(242)	60
Non-U.S.	**1,931**	(486)	1,489
	(30)	(3,261)	1,198
Provision for income taxes	**$18,319**	$6,783	$8,886

Income before taxes for U.S. operations was $15.9 million, $8.3 million and $2.0 million for periods ended January 31, 2006, 2005 and 2004, respectively. Income before taxes for non-U.S. operations was $29.0 million, $24.8 million and $29.7 million for periods ended January 31, 2006, 2005 and 2004, respectively.

Significant components of the Company's deferred income tax assets and liabilities for the fiscal year ended January 31, 2006 and 2005 consist of the following *(in thousands)*:

	2006 Deferred Taxes		2005 Deferred Taxes	
	Assets	**Liabilities**	Assets	Liabilities
Operating loss carryforwards	**$30,770**	**$ —**	$32,120	$ —
Inventory reserve	**2,963**	**3,924**	3,103	4,762
Receivable allowance	**3,356**	**1,188**	2,960	1,559
Deferred compensation	**5,922**	**—**	4,627	—
Hedged derivatives	**844**	**—**	—	323
Depreciation/amortization	**305**	**34**	2,247	267
Other	**4,044**	**341**	3,134	367
	48,204	**5,487**	48,191	7,278
Valuation allowance	**(29,555)**	**—**	(33,393)	—
Total	**$18,649**	**$5,487**	$14,798	$7,278

As of January 31, 2006, the Company had foreign net operating loss carryforwards of approximately $130.1 million, which are available to offset taxable income in future years. The majority of the carryforward tax losses ($117.2 million) were incurred in Switzerland in the Ebel business prior to the Company's acquisition of the Ebel business on March 1, 2004. Effective March 1, 2004, Ebel S.A. was merged into another wholly-owned Swiss subsidiary, and a Swiss tax ruling was obtained that allows the Ebel tax losses to offset taxable income in the surviving entity. As part of purchase accounting, the Company recorded net deferred tax assets for the Swiss tax losses and for the temporary differences between the Swiss tax basis and the assigned values of the net Ebel assets. The Company has established a partial valuation allowance on the deferred tax assets as a result of an evaluation of expected utilization of such tax benefits within the expiry of the tax losses through fiscal 2011. The recognition of the tax benefit has been applied to reduce the carrying value of acquired intangible assets to $0.3 million; subsequent recognition of deferred tax assets, if any, will be applied to reduce the carrying value of the intangible assets to zero prior to being recognized as a reduction of income tax expense. The Company recognized cash tax savings of $2.9 million on the utilization of the Swiss tax losses during the year. The remaining tax losses ($12.9 million) are related to the Company's former operations in Germany, and its current operations in Germany, Japan, and the United Kingdom. A full valuation allowance has been established on the deferred tax assets resulting from these losses due to the Company's current assessment that it is more-likely-than-not that the deferred tax assets will not be utilized. The Japan tax losses have a 7 year life while the German and United Kingdom tax losses have unlimited lives.

Management will continue to evaluate the appropriate level of allowance on all deferred tax assets, considering such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The provision for income taxes differs from the amount determined by applying the U.S. federal statutory rate as follows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2006	2005	2004
Provision for income taxes at the U.S. statutory rate	**$15,728**	$11,582	$11,108
Lower effective foreign income tax rate	**(5,958)**	(5,137)	(5,487)
Change in valuation allowance	**901**	101	(13)
Tax provided on repatriated earnings of foreign subsidiaries	**7,506**	—	3,133
State and local taxes, net of federal benefit	**652**	250	(43)
Other, net	**(510)**	(13)	188
Total	**$18,319**	$ 6,783	$ 8,886

No provision has been made for federal income or withholding taxes which may be payable on the remittance of the undistributed retained earnings of foreign subsidiaries approximating $97.8 million at January 31, 2006, as those earnings are considered permanently reinvested. As a result of various tax planning strategies available to the Company, it is not practical to estimate the amount of tax, if any, that may be payable on the eventual distribution of these earnings.

The American Jobs Creation Act of 2004 (the "Act"), as enacted on October 22, 2004, provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction results in an approximate 5.25% U.S. federal tax rate on any repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the United States pursuant to a domestic reinvestment plan established by the Company's Chief Executive Officer and approved by the Company's Board of Directors. Certain other criteria in the Act, applicable Treasury Regulations and guidance published (or that may be subsequently published) by the Internal Revenue Service or Treasury Department, must be satisfied as well. During the fourth quarter of 2006, the Company approved a plan for reinvestment and repatriation of up to $150.0 million. Under the executed plan, the Company repatriated foreign earnings of $148.5 million. These earnings were previously considered to be indefinitely reinvested outside the U.S. During the year, the effective tax rate was increased to 40.8% principally as a result of the fourth quarter 2006 tax charge of $7.5 million associated with repatriated foreign earnings under the American Jobs Creation Act of 2004. The effective tax rate excluding the repatriation related tax charge was 24.06%. The fiscal 2005 effective tax rate was 20.5%.

NOTE 10 - OTHER ASSETS

In fiscal 1996, the Company entered into an agreement with a trust which owned an insurance policy issued on the lives of the Company's Chairman and his spouse. Under this agreement, the trust assigned the insurance policy to the Company as collateral to secure repayment by the trust of interest-free loans made by the Company to the trust in amounts equal to the premiums on said insurance policy (approximately $0.8 million per annum). The agreement required the trust to repay the loans from the proceeds of the policy. At January 31, 2003, the Company had outstanding loans from the trust of $5.2 million. On April 4, 2003, the agreement was amended and restated to transfer the policy from the trust to the Company in partial repayment of the loan balance. The Company is the beneficiary of the policy insofar as upon the death of the Company's Chairman and his spouse, the proceeds of the policy would first be distributed to the Company to repay the premiums paid by the Company with the remaining proceeds distributed to the trust. As of January 31, 2006, total premiums paid were $7.6 million and the cash surrender value of the policy was $7.7 million.

NOTE 11 - LEASES

The Company leases office, distribution, retail and manufacturing facilities, and office equipment under operating leases, which expire at various dates through January 2017. Certain leases include renewal options and the payment of real estate taxes and other occupancy costs. Some leases also contain rent escalation clauses (step rents) that require additional rent amounts in the later years of the term. Rent expense for leases with step rents is recognized on a straight-line basis over the minimum lease term. Likewise, capital funding and other lease concessions that are occasionally provided to the Company, are recorded as deferred rent and amortized on a straight-line basis over the minimum lease term as adjustments to rent expense. Rent expense for equipment and distribution, factory and office facilities under operating leases was approximately $13.3 million, $12.6 million and $9.7 million in fiscal 2006, 2005 and 2004, respectively. Minimum annual rentals at January 31, 2006 under noncancelable operating leases, which do not include real estate taxes and operating costs, are as follows *(in thousands)*:

Fiscal Year Ended January 31,	
2007	$12,590
2008	11,083
2009	10,334
2010	9,906
2011	8,813
Thereafter	26,377
	$79,103

Due to the nature of its business as a luxury consumer goods distributor, the Company is exposed to various commercial losses, such as misappropriation of assets. The Company believes it is adequately insured against such losses.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

At January 31, 2006, the Company had outstanding letters of credit totaling $1.2 million with expiration dates through March 18, 2007 compared to $0.6 million with expiration dates through May 15, 2006 as of January 31, 2005. One bank in the domestic bank group has issued irrevocable standby letters of credit for retail and operating facility leases to various landlords, for the administration of the Movado Boutique private-label credit card and for Canadian payroll to the Royal Bank of Canada.

As of January 31, 2006, a Swiss bank guaranteed one of the Company's Swiss subsidiary's obligations to certain Swiss third parties in the amount of $3.3 million in various foreign currencies compared to $2.8 million as of January 31, 2005.

Pursuant to the Company's agreements with its licensors, the Company is required to pay minimum royalties and advertising. As of January 31, 2006, the Company's obligation related to its license agreements was $68.3 million.

The Company had outstanding purchase obligations of $40.3 million with suppliers at the end of fiscal 2006 for raw materials, finished watches and packaging in the normal course of business. These purchase obligation amounts do not represent total anticipated purchases but represent only amounts to be paid for items required to be purchased under agreements that are enforceable, legally binding and specify minimum quantity, price and term.

The Company is involved from time to time in legal claims involving trademarks and intellectual property, licensing, employee relations and other matters incidental to the Company's business. Although the outcome of such items cannot be determined with certainty, the Company's general counsel and management believe that the final outcome would not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 13 - EMPLOYEE BENEFIT PLANS

The Company maintains an Employee Savings Plan under Section 401(k) of the Internal Revenue Code. In addition, the Company maintains defined contribution employee benefit plans for its employees located in Switzerland. Company contributions and expenses of administering the plans amounted to $2.0 million, $1.9 million and $1.1 million in fiscal 2006, 2005 and 2004, respectively.

Effective June 1, 1995, the Company adopted a defined contribution supplemental executive retirement plan ("SERP"). The SERP provides eligible executives with supplemental pension benefits in addition to amounts received under the Company's other retirement plan. The Company makes a matching contribution which vests equally over five years. During fiscal 2006, 2005 and 2004, the Company recorded an expense related to the SERP of $0.7 million, $0.6 million and $0.5 million, respectively.

During fiscal 1999, the Company adopted a Stock Bonus Plan for all employees not in the SERP. Under the terms of this Stock Bonus Plan, the Company contributes a discretionary amount to the trust established under the plan. Each plan participant vests after five years in 100% of their respective prorata portion of such contribution. For fiscal 2006, 2005 and 2004, the Company recorded an expense of $0.3 million for each period related to this plan.

On September 23, 1994, the Company entered into a Death and Disability Benefit Plan agreement with the Company's Chairman. Under the terms of the agreement, in the event of the Chairman's death or disability, the Company is required to make an annual benefit payment of approximately $0.3 million to his spouse for the lesser of ten years or her remaining lifetime. Neither the agreement nor the benefits payable thereunder are assignable and no benefits are payable to the estates or heirs of the Chairman or his spouse. Results of operations for each period include an actuarially determined charge related to this plan of $0.2 million for fiscal 2006, 2005 and 2004.

Effective concurrently with the consummation of the Company's public offering in the fourth quarter of fiscal 1994, the Board of Directors and the shareholders of the Company approved the adoption of the Movado Group, Inc. 1993 Employee Stock Option Plan (the "Employee Stock Option Plan") for the benefit of certain officers, directors and key employees of the Company. The Employee Stock Option Plan was amended in fiscal 1997 and restated as the Movado Group, Inc. 1996 Stock Incentive Plan (the "Plan"). Under the Plan, as amended and restated as of April 8, 2004, the Compensation Committee of the Board of Directors, which is comprised of the Company's four outside directors, has the authority to grant incentive stock options and nonqualified stock options, to purchase, as well as stock appreciation rights and stock awards, up to 9,000,000 shares of Common Stock. Options granted to participants under the Plan generally become exercisable in equal installments over three years and remain exercisable until the tenth anniversary of the date of grant. The option price may not be less than the fair market value of the stock at the time the options are granted.

Transactions in stock options under the Plan since fiscal 2003 are summarized as follows:

	Outstanding Options	Weighted-Average Exercise Price
January 31, 2003	4,539,520	$ 8.76
Options granted	978,144	$12.03
Options exercised	(1,639,710)	$ 8.74
Options cancelled	(153,976)	$ 5.86
January 31, 2004	3,723,978	$ 8.71
Options granted	784,203	$16.44
Options exercised	(821,957)	$ 9.04
Options cancelled	(65,190)	$ 9.33
January 31, 2005	3,621,034	$11.66
Options granted	166,500	$18.30
Options exercised	(596,221)	$ 6.54
Options cancelled	(21,700)	$12.88
January 31, 2006	**3,169,613**	**$12.96**

Options exercisable at January 31, 2006, 2005 and 2004 were 2,507,382, 2,888,888 and 2,445,912, respectively.

The following table summarizes outstanding and exercisable stock options as of January 31, 2006:

Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (years)	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 3.12 - $ 6.22	170,290	4.1	$ 4.26	170,290	$ 4.26
$ 6.23 - $ 9.34	297,516	3.2	$ 7.06	273,816	$ 7.05
$ 9.35 - $12.45	811,963	4.1	$10.69	780,864	$10.73
$12.46 - $15.57	1,269,097	5.2	$14.46	958,997	$14.56
$15.58 - $18.68	614,747	7.0	$18.08	323,415	$18.37
$18.69 - $21.81	6,000	9.1	$18.85	—	—
	3,169,613	5.1	$12.96	2,507,382	$12.34

Under the 1996 Stock Incentive Plan, the Company has the ability to grant restricted stock to certain employees. In fiscal years 2006, 2005 and 2004, the Company granted restricted stock shares of 96,160, 140,960 and 138,190, respectively, with fair values at the date of grant of $1.7 million, $2.2 million and $1.4 million, respectively. Restricted stock grants vest three years from the date of grant. Expense for these grants is recognized on a straight-line basis over the vesting period. Included in the Company's Consolidated Statements of Income for fiscal 2006, 2005 and 2004 is expense related to restricted stock grants of $1.3 million, $0.9 million and $0.3 million, respectively.

NOTE 14 - TOTAL COMPREHENSIVE INCOME

The components of comprehensive income for the twelve months ended January 31, 2006, 2005 and 2004 are as follows *(in thousands)*:

	2006	2005	2004
Net income	**$26,617**	$26,307	$22,851
Net unrealized gain on investments, net of tax	**1**	39	139
Net change in effective portion of hedging contracts, net of tax	**(3,318)**	366	(3,434)
Foreign currency translation adjustment[1]	**(17,716)**	13,828	18,382
Total comprehensive income	**$ 5,584**	$40,540	$37,938

[1] The currency translation adjustments are not adjusted for income taxes as they relate to permanent investments in international subsidiaries.

NOTE 15 - SEGMENT INFORMATION

The Company follows SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statement requires disclosure of segment data based on how management makes decisions about allocating resources to segments and measuring their performance.

The Company conducts its business primarily in two operating segments: Wholesale and Retail. The Company's Wholesale segment includes the designing, manufacturing and distribution of quality watches, in addition to revenue generated from after sales service activities and shipping. The Retail segment includes the Movado Boutiques and outlet stores.

The Company divides its business into two major geographic segments: Domestic, which includes the results of the Company's North American, Caribbean and Tommy Hilfiger South American operations, and International, which includes the results of all other Company operations. The Company's International operations are principally conducted in Europe, the Middle East and Asia. The Company's International assets are substantially located in Switzerland.

Operating Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

	Net Sales			Operating Profit[1]		
	2006	2005	2004	**2006**	2005	2004
Wholesale	**$385,383**	$345,028	$269,341	**$42,289**	$33,033	$31,098
Retail	**85,558**	73,938	60,873	**5,748**	2,043	3,683
Consolidated total	**$470,941**	$418,966	$330,214	**$48,037**	$35,076	$34,781

	Total Assets		Capital Expenditures		
	2006	2005	**2006**	2005	2004
Wholesale	**$484,767**	$415,863	**$ 9,659**	$ 6,785	$ 2,958
Retail	**65,125**	61,211	**6,708**	8,162	7,872
Consolidated total	**$549,892**	$477,074	**$16,367**	$14,947	$10,830

	Depreciation and Amortization		
	2006	2005	2004
Wholesale	**$11,880**	$ 8,909	$7,500
Retail	**4,900**	3,694	2,473
Consolidated total	**$16,780**	$12,603	$9,973

Geographic Segment Data as of and for the Fiscal Year Ended January 31, *(in thousands)*:

	Net Sales[2]			Operating Profit[1]		
	2006	2005	2004	**2006**	2005	2004
Domestic	**$372,383**	$330,269	$285,739	**$22,656**	$12,617	$ 7,227
International	**98,558**	88,697	44,475	**25,381**	22,459	27,554
Consolidated total	**$470,941**	$418,966	$330,214	**$48,037**	$35,076	$34,781

	Total Assets		Long-Lived Assets	
	2006	2005	**2006**	2005
Domestic	**$391,310**	$282,142	**$37,101**	$35,765
International	**158,582**	194,932	**15,067**	16,745
Consolidated total	**$549,892**	$477,074	**$52,168**	$52,510

[1] Fiscal 2005 Retail Operating Profit includes a non-cash impairment charge of $2.0 million recorded in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

[2] The domestic and international net sales are net of intercompany sales of $241.9 million, $272.1 million and $209.7 million for the twelve months ended January 31, 2006, 2005 and 2004, respectively.

NOTE 16 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents unaudited selected interim operating results of the Company for fiscal 2006 and 2005 *(in thousands, except per share amounts)*:

	Quarter Ended			
	1st	2nd	3rd	4th
Fiscal 2006				
Net sales	$87,756	$115,326	$141,736	$126,123
Gross profit[1]	$52,838	$ 69,986	$ 86,173	$ 77,323
Net income[2]	$ 997	$ 8,551	$ 14,108	$ 2,961
Net income per share:				
Basic	$ 0.04	$ 0.34	$ 0.56	$ 0.12
Diluted	$ 0.04	$ 0.33	$ 0.54	$ 0.11
Fiscal 2005				
Net sales	$74,187	$ 97,788	$127,023	$119,968
Gross profit	$43,385	$ 57,978	$ 77,141	$ 71,644
Net income[3]	$ 736	$ 7,057	$ 11,334	$ 7,180
Net income per share:				
Basic	$ 0.03	$ 0.29	$ 0.46	$ 0.29
Diluted	$ 0.03	$ 0.28	$ 0.44	$ 0.28

[1] In the fourth quarter of fiscal year 2006, the Company recorded a one-time out of period benefit adjustment of $0.8 million from a reversal of a previously recorded liability. This adjustment was recorded in cost of goods sold and the Company has concluded that the amount is not material to the fourth quarter or any of the prior quarters impacted.

[2] Fourth quarter of fiscal year 2006 includes a $7.5 million charge associated with repatriated foreign earnings under the American Jobs Creation Act of 2004.

[3] Fourth quarter of fiscal year 2005 includes a non-cash impairment charge of $2.0 million related to the Movado Boutique in Soho, New York City. Additionally, income tax expense of $0.4 million recorded in the fourth quarter of fiscal 2005 included $1.9 million of non-recurring favorable tax benefits, including a retroactive favorable tax ruling and the tax benefit associated with the previously mentioned impairment charge.

As each quarter is calculated as a discrete period, the sum of the four quarters may not equal the calculated full year amount. This is in accordance with prescribed reporting requirements.

NOTE 17 - SUPPLEMENTAL CASH FLOW INFORMATION

The following is provided as supplemental information to the consolidated statements of cash flows *(in thousands)*:

	Fiscal Year Ended January 31,		
	2006	2005	2004
Cash paid during the year for:			
Interest	**$4,520**	$2,950	$2,369
Income taxes	**$6,096**	$7,434	$5,864

NOTE 18 - OTHER INCOME, NET

The components of other income, net for fiscal 2006 and 2005 are as follows *(in thousands)*:

	Fiscal Year Ended January 31,	
	2006	2005
Gain on sale of building[a]	**$2,630**	$ —
Discontinued cash flow hedges[b]	**(1,622)**	—
Litigation settlement[c]	**—**	1,444
Other income, net	**$1,008**	$1,444

[a] *The Company recorded a pre-tax gain for the fiscal year ended January 31, 2006 of $2.6 million on the sale of a building acquired on March 1, 2004 in connection with the acquisition of Ebel. The Company received cash proceeds from the sale of $4.0 million. The building was classified as an asset held for sale in other current assets.*

[b] *The Company recorded a pre-tax loss for the fiscal year ended January 31, 2006 of $1.6 million in other expense, representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.*

[c] *The Company recognized income for the fiscal year ended January 31, 2005 from a litigation settlement in the amount of $1.4 million.*

NOTE 19 - JUICY COUTURE LICENSE AGREEMENT

On November 21, 2005, the Company entered into a License Agreement with L.C. Licensing, Inc. ("L.C. Licensing"), with an effective date of November 18, 2005. The Company received an exclusive worldwide license to use the trademarks "Juicy Couture" and "Couture Couture Los Angeles", in connection with the manufacture, advertising, merchandising, promotion, sale and distribution of timepieces and components. The term of the license is November 18, 2005 through December 31, 2011, with a four-year renewal period at the option of the Company, provided that certain sales thresholds are met.

NOTE 20 - SUBSEQUENT EVENT

On March 27, 2006, the Company entered into an exclusive worldwide license agreement with Lacoste, S.A., Sporloisirs, S.A. and Lacoste Alligator, S.A. to design, produce, market and distribute Lacoste watches that will be sold under the LACOSTE name and the distinctive Lacoste "alligator" logo beginning in the first half of 2007.

Report of Management

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such terms are defined in Rule 13a-15(f) under the Exchange Act, for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company's management has concluded that the Company's internal control over financial reporting was effective as of January 31, 2006.

Management's assessment of the effectiveness of our internal control over financial reporting as of January 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Efraim Grinberg
President and Chief Executive Officer

Richard J. Coté
Executive Vice President and Chief Operating Officer

Eugene J. Karpovich
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Movado Group, Inc.:

We have completed integrated audits of Movado Group, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of January 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule
In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Movado Group, Inc. and its subsidiaries at January 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting
Also, in our opinion, management's assessment, included in "Management's Annual Report on Internal Control Over Financial Reporting" listed in the accompanying index, that the Company maintained effective internal control over financial reporting as of January 31, 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
April 12, 2006

Selected Financial Data

The selected financial data presented below has been derived from the Consolidated Financial Statements. This information should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operation" contained in Item 7 on Form 10-K. *Amounts are in thousands except per share amounts:*

	Fiscal Year Ended January 31,				
	2006	2005	2004	2003	2002
Statement of income data:					
Net sales	**$470,941**	$418,966	$330,214	$300,077	$299,725
Cost of sales	**184,621**	168,818	129,908	115,907	115,653
Gross profit	**286,320**	250,148	200,306	184,170	184,072
Selling, general and administrative[(1)(2)]	**238,283**	215,072	165,525	152,394	157,799
Operating profit	**48,037**	35,076	34,781	31,776	26,273
Other income, net[(3)(4)]	**1,008**	1,444	—	—	—
Interest expense, net	**4,109**	3,430	3,044	3,916	5,415
Income before taxes and cumulative effect of a change in accounting principle	**44,936**	33,090	31,737	27,860	20,858
Provision for income taxes[(5)(6)]	**18,319**	6,783	8,886	7,801	3,735
Income before cumulative effect of a change in accounting principle	**26,617**	26,307	22,851	20,059	17,123
Cumulative effect of a change in accounting principle	**—**	—	—	—	(109)
Net income	**$ 26,617**	$ 26,307	$ 22,851	$ 20,059	$ 17,014
Net income per share-Basic[(7)]	**$ 1.05**	$ 1.06	$ 0.95	$ 0.84	$ 0.73
Net income per share-Diluted[(7)]	**$ 1.02**	$ 1.03	$ 0.92	$ 0.82	$ 0.71
Basic shares outstanding[(7)]	**25,273**	24,708	24,101	23,739	23,366
Diluted shares outstanding[(7)]	**26,180**	25,583	24,877	24,381	24,014
Cash dividends declared per share[(7)]	**$ 0.20**	$ 0.16	$ 0.105	$ 0.06	$ 0.06
Balance sheet data (end of period):					
Working capital[(8)]	**$369,227**	$303,225	$252,883	$219,420	$153,932
Total assets	**$549,892**	$477,074	$390,967	$345,154	$290,676
Total long-term debt	**$109,955**	$ 45,000	$ 35,000	$ 35,000	$ 40,000
Shareholders' equity	**$321,678**	$316,557	$274,713	$236,212	$172,470

(1) Fiscal 2005 includes a non-cash impairment charge of $2.0 million recorded in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144").

(2) Fiscal 2002 includes a one-time severance and early retirement charge of $2.7 million.

(3) The fiscal 2006 other income is comprised of a pre-tax gain of $2.6 million on the sale of a building offset by a pre-tax loss of $1.6 million representing the impact of the discontinuation of foreign currency cash flow hedges because it was not probable that the forecasted transactions would occur by the end of the originally specified time period.

(4) The fiscal 2005 other income is comprised of a $1.4 million litigation settlement.

(5) The fiscal 2006 effective tax rate of 40.8% reflects a tax charge of $7.5 million associated with repatriated foreign earnings under the American Jobs Creation Act of 2004.

(6) The effective tax rate for fiscal 2005 was reduced to 20.5% principally as the result of adjustments in the fourth quarter relating to refunds from a retroactive Swiss tax ruling and a favorable U.S. tax accrual adjustment.

(7) For all periods presented, basic and diluted shares outstanding, and the related "per share" amounts reflect the effect of the fiscal 2005 two-for-one stock split.

(8) The Company defines working capital as current assets less current liabilities.

Market for Registrant's Common Stock and Related Shareholder Matters

As of March 31, 2006, there were 50 holders of record of Class A Common Stock and, the Company estimates, 6,583 beneficial owners of the Common Stock represented by 392 holders of record. The Common Stock is traded on the New York Stock Exchange under the symbol "MOV" and on March 31, 2006, the closing price of the Common Stock was $23.08. The quarterly high and low split-adjusted closing prices for the fiscal years ended January 31, 2006 and 2005 were as follows:

	Fiscal Year Ended January 31, 2006		Fiscal Year Ended January 31, 2005	
Quarter Ended	Low	High	Low	High
April 30	**$15.94**	**$19.58**	$12.63	$15.31
July 31	**$15.83**	**$19.38**	$14.30	$17.24
October 31	**$16.70**	**$20.00**	$13.02	$17.81
January 31	**$17.30**	**$19.29**	$17.16	$18.95

In connection with the October 7, 1993 public offering, each share of the then currently existing Class A Common Stock was converted into 10.46 shares of new Class A Common Stock, par value of $.01 per share (the "Class A Common Stock"). Each share of Common Stock is entitled to one vote per share and each share of Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders. Each holder of Class A Common Stock is entitled to convert, at any time, any and all such shares into the same number of shares of Common Stock. Each share of Class A Common Stock is converted automatically into Common Stock in the event that the beneficial or record ownership of such shares of Class A Common Stock is transferred to any person, except to certain family members or affiliated persons deemed "permitted transferees" pursuant to the Company's Amended Restated Certificate of Incorporation. The Class A Common Stock is not publicly traded and consequently, there is currently no established public trading market for these shares.

During the fiscal year ended January 31, 2005, the Board of Directors approved four $0.04 per share quarterly cash dividends, which reflects the effect of the fiscal 2005 two-for-one stock split. On March 23, 2005, the Board approved an increase in the quarterly cash dividend rate from $0.04 to $0.05 per share. On March 28, 2006, the Board approved an increase in the quarterly cash dividend rate from $0.05 to $0.06 per share. The declaration and payment of future dividends, if any, will be at the sole discretion of the Board of Directors and will depend upon the Company's profitability, financial condition, capital and surplus requirements, future prospects, terms of indebtedness and other factors deemed relevant by the Board of Directors. See Notes 5 and 6 to the Consolidated Financial Statements regarding contractual restrictions on the Company's ability to pay dividends.

Corporate Directory

Executive Officers and Directors

Gedalio Grinberg
Director,
Chairman of the Board

Efraim Grinberg
Director,
President and Chief Executive Officer

Richard J. Coté
Director,
Executive Vice President and
Chief Operating Officer

Margaret Hayes Adame
Director,
President, The Fashion Group
International

Donald Oresman
Director,
of Counsel Simpson, Thacher & Bartlett

Leonard L. Silverstein
Director,
Partner, Silverstein and Mullens
a division of Buchanan Ingersoll, P.C.

Alan H. Howard
Director,
Managing Director,
Credit Suisse First Boston Corporation

Richard D. Isserman
Director, Partner KPMG (Retired)

Nathan Leventhal
Director,
President Emeritus,
Lincoln Center for the Performing Arts

Eugene J. Karpovich
Senior Vice President and
Chief Financial Officer

Frank V. Kimick
Vice President - Treasurer

Timothy F. Michno
Secretary and General Counsel

Ernest R. LaPorte
Vice President Finance
Principal Accounting Officer

Corporate Information

Corporate Headquarters
Movado Group, Inc.
650 From Road
Paramus, New Jersey 07652
(201) 267-8000
www.movadogroup.com

Transfer Agent and Registrar
The Bank of New York
Shareholder Relations Dept.
PO Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458 (within the U.S.)
(212) 815-3700 (outside the U.S.)
(888) 269-5221 (hearing impaired)
www.stockbny.com

Independent Auditors
PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932
(973) 236-4000

Corporate Counsel
Paul, Weiss, Rifkind,
Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019
(212) 373-3000

Annual Meeting
The Annual Meeting of Shareholders will be held on June 15, 2006 at 10:00 am at 650 From Road Paramus, NJ 07652

Other Shareholder Information
Copies of the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, as filed with the Securities and Exchange Commission, are available to shareholders without charge upon written request to:
Movado Group, Inc.
650 From Road, Paramus, NJ 07652
Attention: Suzanne Michalek,
Vice President
Corporate Communications
(201) 267-8000

Movado Group's Chief Executive Officer and Chief Financial Officer have furnished the Sections 302 and 906 certifications required by the U.S. Securities and Exchange Commission in the Company's annual report on Form 10-K. In addition, the Company's Chief Executive Officer has certified to the NYSE that he is not aware of any violation by the Company of NYSE corporate governance listing standards.